UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

ERRATA TO INFORMATION STATEMENT
January 25, 2006
To the Shareholders of KHD Humboldt Wedag International Ltd.
Ladies and Gentlemen:
This errata to the Information Statement dated December 30, 2005 of KHD Humboldt Wedag International Ltd. (“KHD”) updates certain disclosure set out in the Information Statement which is being delivered to shareholders of KHD in connection with the distribution of all of the issued and outstanding class A common stock of Mass Financial Corp. (“MFC”) to the shareholders of KHD.
The Information Statement states that the record date of the distribution is December 30, 2005. The record date has been changed by the board of directors of KHD to January 31, 2006. Accordingly, all references to the record date of December 30, 2005, which appears on page 1 of the cover letter to the Information Statement and pages 1, 2, 4, 5 and 27 of the Information Statement, should be disregarded and replaced with the revised record date of January 31, 2006.
All references of the record date of December 30, 2005 are changed to January 31, 2006.
The Information Statement states that the distribution date is December 30, 2005. The distribution date has been changed by the board of directors of KHD to January 31, 2006. Accordingly, all references to the distribution date of December 30, 2005, which appear on pages 1, 2, 4 and 15 of the Information Statement, should be disregarded and replaced with the revised distribution date of January 31, 2006.
All references of the distribution date of December 30, 2005 are changed to January 31, 2006.
Page 1 of the Information Statement states that the date of the Information Statement is December 30, 2005, and that it is first being mailed to shareholders of KHD on December 30, 2005. Due to delays associated with receiving regulatory approval, the date of the Information Statement is January 25, 2006 and the Information Statement is first being mailed to shareholders of KHD on January 25, 2006.
The date of the Information Statement is January 25, 2006, and it is first being mailed to shareholders of KHD on January 25, 2006.
Page 1 of the Share Exchange Agreement, attached as exhibit 3 to the Information Statement, contains two typographical errors regarding the number of common shares in the capital of MFC held by KHD. Recital B and section 1(b) of the Share Exchange Agreement should reference that there are 11 common shares of MFC held by KHD, not 1 common share. Accordingly, both references to 1 common share should be disregarded and replaced with 11 common shares.
The references of 1 common share of MFC held by KHD in recital B and section 1(b) of the Share Exchange Agreement, attached to the Information Statement as exhibit 3, are changed to 11 common shares.

Schedule B — Transfers From MFC to KHD of the Restructuring Agreement, attached as exhibit 2 to the Information Statement, omits the transfer from MFC to KHD of all of the shares held by MFC of MFC & KHD International Industries Limited, a Samoa company.
Schedule B — Transfers From MFC to KHD of the Restructuring Agreement, attached as exhibit 2 to the Information Statement includes the transfer from MFC to KHD of all of the shares held by MFC in MFC & KHD International Industries Limited, a Samoa company.
Except for the foregoing, the Information Statement contains important information regarding the distribution and you are encouraged to read the Information Statement in its entirety, except as modified by this errata.

Sincerely,
/s/ Michael J. Smith
Michael J. Smith
President of KHD Humboldt Wedag International Ltd. and Mass Financial Corp.

December 30, 2005
To the Shareholders of KHD Humboldt Wedag International Ltd.
Ladies and Gentlemen:
We are pleased to inform you that on December 29, 2005, the board of directors of KHD Humboldt Wedag International Ltd. (“KHD”) approved a corporate restructuring of KHD to consolidate its financial services and merchant banking business into Mass Financial Corp. (“Mass Financial”), a wholly-owned subsidiary of KHD, and the distribution of all of the issued and outstanding class A common stock of Mass Financial to the shareholders of KHD. Upon the consummation of the distribution, shareholders of KHD will receive one class A common share of Mass Financial for each common share of KHD held as of the record date, determined to be the close of business on December 30, 2005.
KHD currently operates two businesses consisting of an industrial and engineering services business and a financial services and merchant banking business. In preparation for the distribution, KHD is reorganizing its financial services and merchant banking business in a series of internal corporate restructuring transactions. As a result of the corporate reorganization, Mass Financial will hold all of the financial services business of KHD, except for MFC Merchant Bank S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine. The financial services business will be distributed, pursuant to a dividend, to be satisfied through the pro rata distribution of all the class A common shares of Mass Financial to the shareholders of KHD. Upon the consummation of the distribution, the class A common shares of Mass Financial will be owned by the shareholders of KHD as of the record date of December 30, 2005. The distribution will not change the economic interests of the shareholders of KHD. The shareholders of KHD will have the same proportionate interest in the same aggregate assets before and after the distribution, although the form of ownership of those assets will change.
As a separate company, Mass Financial intends to focus exclusively on the growth and development of the financial services and merchant banking business, and to create new value for its shareholders. Each of the board of directors of KHD and Mass Financial has determined that the distribution is expected to enhance the success of each company and is expected to thereby maximize shareholder value over the long-term for each company by enabling each company to continue to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each of KHD and Mass Financial separately in comparison to companies within their respective industries. The distribution will allow Mass Financial’s management to focus its attention and the company’s resources on the financial services business, including commodities trading and merchant banking.
The attached information statement describes in detail the restructuring and the distribution.

Sincerely,
/s/ Michael J. Smith
Michael J. Smith
President of KHD Humboldt Wedag International Ltd. and Mass Financial Corp.

INFORMATION STATEMENT
KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND
MASS FINANCIAL CORP.
This information statement is being furnished in connection with the proposed distribution of all of the issued and outstanding class A common shares of Mass Financial Corp. (“Mass Financial”) held by KHD Humboldt Wedag International Ltd. (“KHD”) to the common shareholders of KHD as of the record date, determined by the board of directors of KHD to be the close of business on December 30, 2005.
Upon the consummation of the distribution, shareholders who hold common shares of KHD on the record date will receive one class A common share of Mass Financial for every one common share of KHD held. The distribution is anticipated to be completed on December 30, 2005.
NO SHAREHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. KHD IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND KHD A PROXY.
Shareholders of KHD will not be required to pay for the class A common shares of Mass Financial received in the distribution, or required to surrender or exchange shares of KHD in order to receive class A common shares of Mass Financial or to take any other action in connection with the distribution. There is no current trading market for the class A common shares of Mass Financial but Mass Financial intends on applying to have its class A common stock initially listed on the Cayman Islands Stock Exchange or other acceptable exchange or market.
IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 6 OF THIS INFORMATION STATEMENT.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
The date of this information statement is December 30, 2005, and it is first being mailed to shareholders of KHD on December 30, 2005.

/s/ Michael J. Smith
Michael J. Smith
President

INFORMATION STATEMENT
TABLE OF CONTENTS

SUMMARY	1

SUMMARY OF THE DISTRIBUTION	2

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION	5

RISK FACTORS	6

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	15

DESCRIPTION OF THE DISTRIBUTION	15

REASONS FOR THE DISTRIBUTION	18

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF DISTRIBUTION	19

CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF DISTRIBUTION	23

REASON FOR FURNISHING THIS INFORMATION STATEMENT	24

DIVIDEND POLICY	25

MASS FINANCIAL CORP.
UNAUDITED PRO FORMA FINANCIAL INFORMATION	25

MASS FINANCIAL CORP.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET	26

MASS FINANCIAL CORP.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET	27

DESCRIPTION OF BUSINESS	27

DIRECTORS AND EXECUTIVE OFFICERS OF MASS FINANCIAL	38

VOTING SECURITIES AND OWNERSHIP OF VOTING SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	40

EXECUTIVE COMPENSATION	42

RELATIONSHIP BETWEEN MASS FINANCIAL AND KHD	43

DESCRIPTION OF CAPITAL STOCK	44

INDEMNIFICATION OF DIRECTORS AND OFFICERS	46

AVAILABLE INFORMATION	46

SUMMARY
The following is a summary of the information contained in this information statement regarding the business of Mass Financial and the distribution. For a complete understanding of the business of Mass Financial and the distribution, you are urged to read this document in its entirety, including the risk factors, the unaudited pro forma consolidated balance sheet and the notes to the unaudited pro forma consolidated balance sheet.
Corporate Restructuring and the Distribution
KHD and Mass Financial Before the Proposed Corporate Restructuring and Distribution
KHD is a corporation that currently operates an industrial and engineering services business and a financial services and merchant banking business. For the nine months ended September 30, 2005, KHD’s industrial and engineering services business and its financial services and merchant banking business each represented approximately half of KHD’s total assets.
KHD’s industrial and engineering services business focuses on services for the cement, coal and minerals processing industries. It is a leader in supplying technologies, equipment and engineering services for cement, coal and minerals processing. KHD designs and builds plants that produce clinker, cement, clean coal and minerals such as copper, gold or diamonds. Its industrial and engineering services business is headquartered in Cologne, Germany and has in excess of 900 employees world-wide with operations in India, China, Russia, the Middle East, Australia, South Africa and the United States.
KHD’s financial services and merchant banking business provides specialized banking and corporate finance services and advice internationally, including consultancy on corporate strategy and structure, mergers and acquisitions. The merchant banking activities include a trading group focussed on trading commodities and natural resources. KHD also commits its own capital to promising enterprises and invests and otherwise trades to capture investment opportunities for its own account.
KHD’s two primary businesses are held by a variety of subsidiaries that operate throughout the world, although primarily in Europe, Asia and North America.
KHD and Mass Financial After the Proposed Corporate Restructuring
As was publicly announced on August 16, 2005, KHD is currently realigning its business to focus on the expansion of its industrial and engineering services business. KHD intends to deploy its excess capital to enhance growth of its industrial and engineering services business and it intends to pursue an active acquisition program to acquire other companies that will compliment such operations.
KHD’s financial services business, which includes commodities trading and merchant banking, is currently being restructured in a series of internal corporate transactions, after which Mass Financial will hold the financial services and merchant banking business that KHD intends to distribute to its shareholders. Several subsidiaries of KHD, which are involved or related to the financial services and merchant banking business and not complimentary to KHD’s industrial and engineering business, will be sold to Mass Financial. MFC Merchant Bank S.A. (and its Swiss affiliates) and KHD’s passive royalty interest in an iron ore mine will remain as assets of KHD.
On the record date of December 30, 2005, KHD estimates that there will be 13,635,384 common shares of KHD issued and outstanding. Prior to the distribution, Mass Financial will effect a stock split to increase its issued and outstanding class A common shares to equal the number of common shares of KHD that are issued and outstanding on the record date of December 30, 2005. The stock split will enable KHD to distribute one class A common share of Mass Financial for each common share of KHD held by the shareholders of KHD as of the record date.
KHD and Mass Financial After the Proposed Distribution
The distribution of Mass Financial by KHD will be accomplished through a pro rata distribution of all of the class A common shares of Mass Financial to the common shareholders of KHD on the distribution date of December 30, 2005. It is intended that the number of class A common shares of Mass Financial will be increased to equal the number of common shares of KHD on the record date for the distribution so that the shareholders of KHD will receive one class A common share of Mass Financial for each common share of KHD held. No fractional shares will be issued in the distribution. Shareholders of KHD will not be required to pay for the class A common shares of Mass Financial received in the distribution or to surrender or exchange common shares of KHD in order to receive the class A common shares of Mass Financial or to take any other action in connection with the distribution.
After the distribution, the common shares of KHD will continue to be listed and traded on the NASDAQ National Market and Mass Financial will apply to be initially listed and traded on the Cayman Islands Stock Exchange or other acceptable exchange or market. There is no intention to list or otherwise qualify the class A common shares of Mass Financial on a stock exchange or quotation system in the United States. The distribution is thus not being effected to create a public market in the United States for the class A common shares of Mass Financial.
NOTICE TO UNITED STATES SHAREHOLDERS
The enforcement by KHD shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that KHD and Mass Financial are incorporated or organized under the laws of a country other than the United States, that some or all of their officers and directors named herein may be residents of a country other than the United States, and that a substantial portion of the assets of KHD and Mass Financial and such persons are located outside the United States.
THE SHARES OF MASS FINANCIAL TO BE ISSUED PURSUANT TO THE DISTRIBUTION HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES IN WHICH SHAREHOLDERS OF KHD RESIDE.

SUMMARY OF THE DISTRIBUTION
The following is a brief summary of the material terms of the distribution. Please see “Description of The Distribution” for a more detailed description of the matters described below.
Distributing Company
KHD Humboldt Wedag International Ltd., a British Columbia company.
Distributed Company
Mass Financial Corp., a Barbados company.
Reasons for the Distribution
The board of directors of KHD has determined that the separation of Mass Financial from KHD will enhance the success of both KHD and Mass Financial, and is expected to maximize shareholder value over the long-term for each company by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of KHD and Mass Financial separately in comparison to other companies within their respective industries. KHD’s board of directors believes that a tax-free distribution of the class A common shares of Mass Financial offers KHD and its shareholders the greatest long-term value and is the most tax efficient way to separate the companies.
Securities to be Distributed
Approximately 13,635,384 class A common shares of Mass Financial will be distributed to the KHD shareholders. The distribution of Mass Financial’s class A common stock by KHD will constitute all of the issued and outstanding class A common shares of Mass Financial.
Distribution Ratio
Each holder of KHD’s common stock as of the record date will receive one class A common share of Mass Financial for every one common share of KHD held on the record date.
Method of Distribution
For registered shareholders of KHD, the transfer agent of Mass Financial will credit each shareholder’s account, by way of book-entry transfer, with the number of class A common shares of Mass Financial that such shareholder is entitled to in the distribution. For shareholders who own KHD common stock through a broker or other nominee, their class A common shares of Mass Financial will be credited to their accounts in the name of the broker or other nominee. Following the distribution, shareholders whose shares are held in registered form may request the transfer of their class A common shares of Mass Financial to a brokerage or other account at any time or the delivery of physical stock certificates for their shares, in each case without charge for such transfer or delivery.

Record Date
The record date is the close of business (Vancouver time) on December 30, 2005.
Distribution Date
The distribution date is the close of business (Vancouver time) on December 30, 2005.
Stock Exchange Listing
There is no current public market for the class A common shares of Mass Financial. Mass Financial intends to apply to have its class A common shares initially listed on the Cayman Islands Stock Exchange or other acceptable exchange or market. Mass Financial cannot predict the trading prices for its class A common stock before or after the distribution date. In addition, common shares of KHD will remain outstanding and will continue to trade on the NASDAQ National Market.
Transfer Agent and Registrar for the Mass Financial Shares
Mellon Investor Services, LLC is the transfer agent and registrar for the class A common shares of Mass Financial.
Distribution Agent for the Mass Financial Shares
Mellon Investor Services, LLC will be the distribution agent to distribute the class A common shares of Mass Financial to the shareholders of KHD.
Relationship with KHD
After the distribution, KHD will no longer own any class A common shares of Mass Financial but will hold one class A preferred share of Mass Financial that was issued to KHD in connection with the corporate restructuring of Mass Financial. After the distribution, Mass Financial will hold approximately 1,571,128 common shares in KHD. As part of the internal restructuring and for tax purposes, KHD will, before the distribution date, exchange all of its common shares of Mass Financial for class A preferred shares and class A common shares of Mass Financial, both of which were created as part of the restructuring of Mass Financial. The non-voting class A preferred shares are redeemable by Mass Financial at any time and KHD has the right to cause a retraction of the class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting in the fourth year after the distribution date. If a retraction is not effective, a cumulative dividend will attach to the unsatisfied retraction amount. No dividends on the class A common shares can be paid if Mass Financial is late on the retraction of any tranche of the class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued class A preferred shares.
United States Federal Income Tax Consequences
Please refer to “United States Federal Income Tax Consequences of Distribution”, for additional information. Because personal circumstances are unique to each individual shareholder, you are urged to consult your own tax advisor to determine the tax consequences of the distribution to you.

Canadian Federal Income Tax Consequences
Please refer to “Canadian Federal Income Tax Consequences of Distribution”, for additional information. Because personal circumstances are unique to each individual shareholder, you are urged to consult your own tax advisor to determine the tax consequences of the distribution to you.
Risk Factors
The business of Mass Financial is subject to general and specific business risks relating to its operations. In addition, the distribution of Mass Financial from KHD presents risks relating to it being a separately traded public company as well as risks relating to the nature of the distribution transaction itself. Please refer to the section titled “Risk Factors” on page 6 for a discussion of the various risks to Mass Financial’s business and the value of your investment in KHD as affected by the distribution of the class A common shares of Mass Financial.
QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION
What do shareholders need to do to participate in the distribution?
Nothing. You are not required to take any action to receive class A common shares of Mass Financial in the distribution, although you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required by applicable law, and KHD is not seeking shareholder approval to effect the distribution.
Do I have to pay anything for class A common shares of Mass Financial?
No. You do not have to pay anything for the class A common shares of Mass Financial you receive in the distribution. The distribution is a dividend of certain property owned by KHD that is being distributed tax-free to its shareholders on a pro rata basis.
Do I have to send in my KHD stock certificate?
No. You do not have to do anything to receive the class A common shares of Mass Financial. If you are a shareholder of KHD as of the record date of the distribution, you will be automatically credited with an equal number of class A common shares of Mass Financial.
How many class A common shares of Mass Financial will I receive?
You will receive one class A common share of Mass Financial for each common share of KHD you own as of the record date for the distribution. The record date for the distribution is December 30, 2005.
Will I get a stock certificate?
Yes. Following the distribution, you will receive a paper certificate for your class A common shares of Mass Financial. Prior to the effective date of the distribution, Mass Financial’s transfer agent will create an account for each KHD shareholder. On the effective date of the distribution, the transfer agent will by book-entry credit the class A common shares of Mass Financial distributed to each registered shareholder to their respective accounts. The transfer agent will mail a share certificate to each registered KHD shareholder that represents the number of class A common shares of Mass Financial held in their account. For shareholders who own KHD stock through a broker or nominee, their class A common shares of Mass Financial will be credited in the name of such broker or nominee.
Will my KHD stock continue to be publicly traded?
Yes. Common shares of KHD will continue to be traded on the NASDAQ National Market. After the effective date of the distribution, common shares of KHD will continue to be publicly traded. Mass Financial intends on applying to have its class A common shares initially listed on the Cayman Islands Stock Exchange or other acceptable exchange or market.
After the distribution, where can KHD shareholders get more information relating to the class A common shares of Mass Financial?
KHD Humboldt Wedag International Ltd.
Information Line: (604) 683-8286
Who is the transfer agent for Mass Financial?
Mellon Investor Services
480 Washington Blvd
Jersey, City, NJ 07310
(800) 851-9677
RISK FACTORS
Much of the information included in this information statement includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by Mass Financial and its management in connection with the business operations of Mass Financial. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. Mass Financial cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.
An investment in the common shares of KHD during the distribution period and an investment in the common shares of both KHD and Mass Financial following the distribution involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this information statement in evaluating Mass Financial and its business. Mass Financial’s business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing Mass Financial. Additional risks not presently known to Mass Financial may also impair its business operations.

Risks Relating to the Distribution
If the distribution is determined to be a taxable transaction or is reassessed by a taxing authority, KHD and its shareholders could be subject to material amounts of taxes.
KHD and its board of directors have structured the distribution to qualify as a tax free distribution to its shareholders under United States federal income tax rules. If any regulatory taxing authority determines that the distribution does not qualify as a tax free transaction, then KHD, Mass Financial and/or their respective shareholders could be subject to material amounts of taxes.
KHD and its board of directors have structured the distribution in such a way that it should result in no material Canadian income tax consequences. If a Canadian regulatory taxing authority makes a determination that incorrect assumptions and values were applied in the corporate restructuring of KHD and Mass Financial distribution or in the course of the distribution, then KHD, Mass Financial and/or their respective shareholders could be subject to material amounts of taxes.
Risk Relating to the Business of Mass Financial
The historical financial information of KHD may not be indicative of Mass Financial’s future results as an independent company.
The pro forma consolidated balance sheet included in this information statement and the historical financial performance of KHD may not reflect what Mass Financial’s financial position would have been had Mass Financial been a separate publicly traded company during the period presented and may not be indicative of its future results of operations, financial position and cash flows. Mass Financial believes there are a number of reasons for this including the following:
(i)	as a subsidiary of KHD, Mass Financial and many other subsidiaries prior to the restructuring of KHD, received various services from KHD, and KHD allocated certain expenses for some of these services and a corporate charge to some of the subsidiaries. The amounts such subsidiaries paid for these services may be more or less than the amounts that would have been incurred had Mass Financial performed or acquired these services itself or that Mass Financial will incur as a separate company going forward; and

(ii)	the historical financial information of Mass Financial does not reflect certain significant events and changes that will occur as a result of the distribution of the class A common shares of Mass Financial to the shareholders of KHD, including the establishment of Mass Financial’s capital structure, the incurrence of commercial bank debt and interest expense and changes in Mass Financial’s expenses as a result of increased legal, accounting, audit, tax and other expenses.
Mass Financial may substantially increase its debt in the future.
As of the distribution date, Mass Financial will be carrying approximately $11.4 million of debt. Mass Financial expects that it may be necessary for it to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of Mass Financial’s cash flow position, Mass Financial does not expect that it will have any immediate need after the distribution to obtain additional financing. Interest costs associated with any debt financing may adversely affect Mass Financial’s profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios and the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on Mass Financial’s business operations and its financial strength.
Mass Financial’s business could suffer if its systems and infrastructure are inadequate or Mass Financial cannot replace the other benefits previously provided by KHD.
Mass Financial, and many of the companies whose interests were transferred to Mass Financial in connection with the restructuring of KHD, have relied on KHD for various services including:
(i)	accounting and audit;

(ii)	tax; and

(iii)	executive oversight and other services.
Following the distribution, Mass Financial will operate as a separate publicly traded company. Mass Financial is currently developing and implementing systems and infrastructure to support its business as an independent public company. These systems and infrastructure, however, may be inadequate and Mass Financial may be required to develop or otherwise acquire other systems and infrastructure, or to obtain certain corporate services from KHD, to support its current and future business, all of which will result in increased costs to Mass Financial.
Transaction Risks
Mass Financial is subject to transaction risks which may have a material adverse effect on its business, results of operations, financial condition and cash flow.
Mass Financial manages transaction risks through allocating and monitoring its capital investments in circumstances where the risk to its capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, Mass Financial’s merchant banking, finance and advisory services, trading and proprietary investing activities. These risks include market and credit risks associated with Mass Financial’s role in providing advisory services.
Mass Financial intends to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose Mass Financial to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on Mass Financial’s business, results of operations, financial condition and cash flow.

Mass Financial may face a lack of suitable acquisition or merger or other proprietary investment candidates which may limit its growth.
In order to grow its business, Mass Financial may seek to acquire or merge with or invest or make proprietary investments in new companies or opportunities. Mass Financial’s failure to make acquisitions or investments may limit its growth. In pursuing acquisition and investment opportunities, Mass Financial may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, services or products available for acquisition or investment.
Credit or Counterparty Risks
Mass Financial is exposed to the risk that parties owing it money, security or other assets or that have contracted with the company for the delivery of products and/or services will not perform their obligations and as a result, Mass Financial’s business, results of operations, financial condition and cash flow could be adversely affected.
Mass Financial manages credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by credit officers and management with knowledge of the client’s creditworthiness. In addition, Mass Financial has policies and limitations with respect to its securities lending practices. Mass Financial’s management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, Mass Financial is exposed to the risk that parties owing it money, securities or other assets or parties that have contracted with the company for the delivery of industrial and engineering products and/or services will not perform their obligations. These parties include Mass Financial’s trading counterparties, clients, clearing agents, exchanges and other financial intermediaries. These parties may default on their obligations to Mass Financial due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trading transactions on Mass Financial’s behalf and as an agent on behalf of its clients. If any of these parties defaults on their obligations, Mass Finacial’s business, results of operations, financial condition and cash flow could be adversely affected.
Market Risks
Market risks relate to fluctuations in the liquidity of securities and commodities, as well as volatility in market conditions generally. The markets for securities, commodities and other related products and services are affected by many factors over which Mass Financial has little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

Mass Financial is exposed to the risk of a market downturn which could lead to a decline in the number and size of the transactions that it executes for its clients.
As a merchant banking company, Mass Financial’s business is materially affected by conditions in the financial markets and economic conditions generally. In the event of a market downturn, Mass Financial’s business, results of operations and financial condition could be adversely affected.
A market downturn could lead to a decline in the number and size of the transactions that Mass Financial executes for its clients, including transactions in which it provides financial advisory and other services, and to a corresponding decline in the revenues Mass Financial receives from fees.
A downturn in any market could further result in losses to the extent that Mass Financial owns assets in such market. Conversely, to the extent that Mass Financial has sold assets it does not own in any market, an upturn in such market could expose Mass Financial to potentially unlimited losses as it attempts to cover its short positions by acquiring assets in a rising market.
Revenues from certain of Mass Financial’s proprietary investments may be significantly affected by changes in prices for commodities. The prices for these commodities can fluctuate widely as a result of various factors beyond Mass Financial’s control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Mass Financial’s ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of such materials.
Even in the absence of a market downturn, Mass Financial is exposed to substantial risk of loss due to market volatility.
Mass Financial is exposed to political, economic, legal, operational and other risks as a result of its global operations, which could negatively effect its business and Mass Financial’s results of operations, financial condition and cash flow could be adversely affected.
In conducting Mass Financial’s business in major markets around the world, it is subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. Mass Financial also faces the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict its ability to convert local currency received or held by Mass Financial in their countries into Swiss francs, Canadian dollars, United States dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, Mass Financial’s business, results of operations, financial condition and cash flow could be negatively impacted.
Fluctuations in interest rates and foreign currency exchange rates may affect Mass Financial’s results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of Mass Financial’s financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of Mass Financial’s fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of its fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of Mass Financial’s equity.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of Mass Financial’s financial instruments sensitive to foreign currency exchange rates.
Mass Financial’s risk management strategies leave it exposed to unidentified or unanticipated risks which could impact its risk management strategies in the future and could negatively affect Mass Financial’s results of operation and financial condition.
Mass Financial uses a variety of instruments and strategies to manage exposure to various types of risks. For example, Mass Financial uses derivative foreign exchange contracts to manage its exposure and its clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies Mass Financial utilizes to manage its exposure to various types of risk are not effective, Mass Financial may incur losses. Many of Mass Financial’s strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating its risk exposure in all market environments or against all types of risk. Unexpected market developments may affect its risk management strategies during this time, and unanticipated developments could impact its risk management strategies in the future.
Market risks may increase other risks faced by Mass Financial, which could adversely affect its business.
In addition to the market risks described above, market risks could exacerbate the other risks faced by Mass Financial. For example, if Mass Financial incurs substantial trading losses, Mass Financial’s need for liquidity could rise sharply while its access to liquidity could be impaired. In addition, in conjunction with a market downturn, Mass Financial’s clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing Mass Financial’s credit risk.
Mass Financial has adopted risk management processes to facilitate, control and monitor risk taking which policies and procedures may not be fully effective.
Mass Financial has adopted risk management processes to facilitate, control and monitor risk taking. Nonetheless, the policies and procedure Mass Financial relies on to identify, monitor and manage risks may not be fully effective. Some of Mass Financial’s methods for managing risks are based upon its observance of historical market behaviour. Mass Financial cannot assure that these methods will accurately predict future market behaviour. As a result, Mass Financial’s future risk exposure could be significantly greater than what historical measures indicate.
Other risk management methods that Mass Financial uses depend upon the evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by Mass Financial. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

Competition Risks
Mass Financial’s competitors include firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. An increase in competition may lead Mass Financial to become involved in transactions with more risk.
Mass Financial conducts its business in a global environment that is highly competitive and unpredictable. Many of Mass Financial’s competitors are national or international companies with far greater resources, capital and access to information than Mass Financial. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. Increased competition may lead Mass Financial to become involved in transactions with more risk.
Legal and Regulatory Risks
Mass Financial is exposed to legal risks in its business which is often difficult to assess or quantify. Mass Financial anticipates that it will incur significant legal expenses every year in defending against litigation.
Mass Financial is exposed to legal risks in its business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice Mass Financial provides to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. Mass Financial also faces the possibility that counterparties in complex or risky trading transactions will claim that Mass Financial improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into these transactions with Mass Financial and that their obligations to Mass Financial is not enforceable. During a prolonged market downturn, Mass Financial expects these types of claims to increase. Mass Financial is also exposed to legal risks in its proprietary investing activities. Mass Financial seeks invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve Mass Financial in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. Mass Financial may incur significant legal expenses in defending against litigation involved with any of these risks.
Enforcement Risks
All of the directors of Mass Financial are outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against Mass Financial or any of the directors of Mass Financial.
The enforcement of civil liabilities by investors under applicable United States federal and state securities laws will be adversely affected because we are organized under the laws of Barbados, all of the directors of Mass Financial are not residents of the United States, and substantially all of the assets are located outside of the United States.
As a result, it may be difficult or impossible for United States investors to effect service of process upon Mass Financial or the officers or directors of Mass Financial within the United States. It may also be difficult to realize against Mass Financial or its directors upon judgments of United States courts for civil liabilities under applicable United States federal and state securities laws. Courts in Barbados or elsewhere may not enforce: (i) judgments of United States courts obtained in actions against Mass Financial or the directors of the Mass Financial predicated upon the civil liability provisions of applicable United States federal and state securities laws; and (ii) in original actions, liabilities against Mass Financial or the directors of Mass Financial predicated upon such laws.
As Mass Financial is organized under the laws of Barbados and the principal operating assets of Mass Financial are located outside of the United States, you may have trouble enforcing United States bankruptcy laws in Canada or elsewhere.
Mass Financial is organized under the laws of Barbados and its principal operating assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the United States bankruptcy court’s jurisdiction. Accordingly, you may have trouble administering a United States bankruptcy case involving a debtor subject to the laws of Barbados with property located outside of the United States. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.
Other Risks
Certain factors may inhibit, delay or prevent a takeover of Mass Financial which may adversely affect the price of its class A common stock.
Certain provisions of Mass Financial’s amended Articles of Continuance and the Companies Act of Barbados may discourage, delay or prevent a change of control or changes in the management of Mass Financial that shareholders may consider favourable. Such provisions include the board of directors’ ability to authorize the issuance of preferred stock in series.
If a change of control or change in management is delayed or prevented, the market price of the class A common stock of Mass Financial may decline.
Investors’ interests in Mass Financial will be diluted and investors may suffer dilution in their net book value per share if Mass Financial issues additional shares or raises funds through the sale of equity securities.
The amended Articles of Continuance of Mass Financial authorizes the issuance of common shares, class A common shares, class A preferred shares and class B preferred shares. In the event that Mass Financial is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in Mass Financial may be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If Mass Financial issues any additional common shares or class A common shares, such issuance may also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of Mass Financial.
Risks Relating to Ownership of Mass Financial’s class A Common Stock
The class A common shares of Mass Financial has no prior public market and Mass Financial cannot predict the price range in which it will trade or its volatility after the distribution.
Upon the consummation of the distribution, Mass Financial intends to initially list its shares on the Cayman Islands Stock Exchange or other acceptable exchange or market. However, Mass Financial can offer no assurance that the stock exchange will accept its listing application or otherwise permit Mass Financial to list its class A common shares for trading. There has been no prior trading market for the class A common shares of Mass Financial, and if Mass Financial is successful in listing its shares, Mass Financial can offer no assurance or indication as to the price at which the class A common shares of Mass Financial will trade. The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies’ operating performance. Accordingly, Mass Financial cannot predict whether the market price of its class A common stock will be volatile.
The market price of the class A common shares of Mass Financial could fluctuate significantly as a result of many factors related to the economy in general or the financial services and merchant banking industry in which Mass Financial operates, including the following:
(i)	economic and stock market conditions generally and specifically as they may effect financial services and merchant banking;

(ii)	earnings and other announcements by competitors, and changes in the market’s perception of Mass Financial’s business in general; and

(iii)	changes in business or regulatory conditions affecting the financial services and merchant banking business.
In addition, there are various factors related to the business of Mass Financial in particular that could cause the market price of the class A common shares of Mass Financial to fluctuate, including the following:
(i)	litigation judgments or settlements;

(ii)	earnings and results of operations and other developments affecting its business;

(iii)	changes in financial estimates and recommendations by securities analysts that follow Mass Financial’s stock; and

(iv)	trading volume of class A common shares of Mass Financial.
Due to the recent restructuring of Mass Financial, it is possible that Mass Financial’s operating results may vary significantly in the future. You should not rely on the unaudited pro forma financial information included in this information statement as an indication of Mass Financial’s future performance. It is also possible that in some future periods, the revenues and operating results of Mass Financial may fall below its expectations or the expectations of market analysts and investors. If Mass Financial does not meet these expectations, the price of its class A common stock may decline significantly.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this information statement that are not historical facts — but rather reflect the current expectations of Mass Financial concerning future results and events — constitute forward-looking statements. The words “believes,” “expects,” “intends,” “plans,” “anticipates,” “intend,” “estimate,” “potential,” “continue,” “hopes,” “likely,” “will,” and similar expressions, or the negative of these terms, identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Mass Financial, or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.
Important factors that might cause the actual results of Mass Financial to differ materially from the results contemplated by these forward-looking statements include those that are contained in the section titled “Risk Factors”, commencing on page 6 of this information statement.
Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s view only as of the date of this information statement. Mass Financial undertakes no obligation to update the results of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances.
DESCRIPTION OF THE DISTRIBUTION
General
Given the distinct and highly competitive environments in which KHD and Mass Financial operate, KHD believes the best way to enhance the success of the respective companies and maximize shareholder value of both businesses over the long term is to enable each one to pursue its unique and focused business strategies. After the distribution, KHD will continue to focus on the industrial and engineering services business and Mass Financial will focus on the financial services and merchant banking business.
The separation of Mass Financial from KHD will be accomplished through a pro rata distribution of all 13,635,384 issued and outstanding class A common shares of Mass Financial held by KHD to its shareholders. The distribution will occur on December 30, 2005. As a result of the distribution, each KHD shareholder will receive one class A common share of Mass Financial for every common share of KHD they hold.
Manner of Effecting the Distribution
The general terms and conditions relating to the distribution are set forth in a restructuring agreement dated December 29, 2005 and a share exchange agreement dated December 29, 2005, between KHD and Mass Financial, both of which are attached as exhibits to this information statement. Pursuant to the terms of the restructuring agreement, the parties agreed to effect the corporate restructuring of KHD and distribute the financial services and merchant banking business of KHD to the shareholders of KHD. The parties agreed to carry out the following:
(i)	KHD will complete the equity transfers to Mass Financial necessary to consolidate the financial services and merchant banking business under Mass Financial. In consideration for the transfer of such interests, Mass Financial will issue one common share to KHD and complete the equity transfers to KHD necessary to consolidate the industrial and engineering business under KHD.

(ii)	Mass Financial will complete the equity transfers to KHD necessary to consolidate the industrial and engineering business under KHD in consideration for KHD completing the equity transfers to Mass Financial necessary to consolidate the financial services and merchant banking business under Mass Financial.

(iii)	Upon the completion of the respective share transfers between KHD and Mass Financial, KHD will exchange its common shares of Mass Financial for newly authorized class A preferred shares and class A common shares in the capital of Mass Financial in accordance with the terms and conditions of the share exchange agreement.

(iv)	Upon the closing of the share exchange agreement, Mass Financial will divide its issued and outstanding class A common shares by a factor to be determined jointly by Mass Financial and KHD so that the number of issued and outstanding class A common shares of Mass Financial is equal to the number of issued and outstanding common shares of KHD as of the record date.

(v)	Upon the completion of the stock split by Mass Financial, KHD will declare a dividend to the shareholders of KHD of the post-split class A common shares of Mass Financial that KHD received in accordance with the share exchange agreement whereby holders of one common share of KHD will receive one class A common share of Mass Financial.
As a result of the distribution, each KHD shareholder of record will receive one class A common share of Mass Financial for every one common share of KHD owned by such shareholder as of the record date. In order to be entitled to receive class A common shares of Mass Financial in the distribution, KHD shareholders must be shareholders at the close of business on the record date. For registered KHD shareholders, the transfer agent of Mass Financial will credit by book-entry their class A common shares of Mass Financial to accounts established to hold their class A common shares of Mass Financial. Following the consummation of the distribution, Mass Financial’s transfer agent will send these shareholders a share certificate reflecting their ownership of Mass Financial’s class A common stock. For shareholders who own common shares of KHD through a broker or other nominee, the share certificate reflecting their beneficial ownership of Mass Financial’s class A common shares will be sent to the applicable broker or other nominee. Each class A common share of Mass Financial that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights.
KHD SHAREHOLDERS WILL NOT BE REQUIRED TO PAY FOR CLASS A COMMON SHARES OF MASS FINANCIAL RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR

EXCHANGE COMMON SHARES OF KHD IN ORDER TO RECEIVE MASS FINANCIAL’S CLASS A COMMON STOCK OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF KHD SHAREHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND KHD SHAREHOLDERS HAVE NO DISSENT RIGHTS IN CONNECTION WITH THE DISTRIBUTION.
Listing and Trading of Mass Financial’s Class A Common Stock
There is currently no public market for the class A common shares of Mass Financial. Mass Financial intends on applying to have its class A common shares initially listed on the Cayman Islands Stock Exchange or other acceptable exchange or market, but Mass Financial can offer no assurance that its listing application will be accepted and that Mass Financial will be listed for trading on the exchange. Mass Financial cannot predict when or if trading in the class A common shares of Mass Financial will occur or what the trading prices for the common stock will be if its shares trade on the Cayman Islands Stock Exchange or other exchange or market. In addition, neither KHD nor Mass Financial can predict any change that may occur in the trading price of KHD’s common stock as a result of the distribution.
Distribution Conditions and Terminations
Mass Financial expects that the distribution will be effective on the distribution date, provided that, among other things:
(i)	KHD shall have been granted the Rule 12g3-2(b) exemption in regards to the distribution from the United States Securities and Exchange Commission in form and substance satisfactory to each of KHD and Mass Financial;

(ii)	KHD shall have obtained the discretionary exemption order in regards to the distribution from all applicable Canadian securities commissions in form and substance satisfactory to each of KHD and Mass Financial;

(iii)	the restructuring and the restructuring agreement shall have been approved by the respective board of directors of KHD and Mass Financial;

(iv)	there shall not have occurred any actual or threatened change or amendment to the Income Tax Act (Canada) or regulations thereunder or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the restructuring and the distribution;

(v)	all requisite domestic and foreign regulatory approvals and consents, and rulings or orders from the securities regulatory authorities providing that all trades and transfers relating to the restructuring of KHD are exempt from prospectus and registration requirements, and shall each have been obtained on terms and conditions satisfactory to KHD and Mass Financial;

(vi)	no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the restructuring of KHD; and

(vii)	there shall not exist any prohibition at law against the completion of the restructuring of KHD.
REASONS FOR THE DISTRIBUTION
KHD’s board of directors has determined that separating Mass Financial from KHD’s other businesses in the form of a distribution to KHD shareholders of all of the issued and outstanding class A common shares of Mass Financial is appropriate and advisable for KHD and its shareholders. The board of directors of KHD has determined that the separation of Mass Financial from KHD will enhance the success of both KHD and Mass Financial, and is expected to maximize shareholder value over the long-term for each company by enabling investors to evaluate the financial performance, strategies and other characteristics of KHD and Mass Financial separately in comparison to other companies within their respective industries. KHD’s board of directors believes that the separation of Mass Financial from KHD will provide both companies with the opportunity to focus exclusively on their respective businesses and their unique opportunities for long-term growth and profitability. In addition, the separation will enable each company to enhance its strategic, financial and operational flexibility.
The key benefits of the distribution are summarized below.
Sharper Strategic Focus; Allocation of Capital Resources
Both Mass Financial and KHD anticipate that the separation will allow each company to focus exclusively on the unique opportunities facing their respective businesses. For years, the industrial and engineering business of KHD has operated within KHD’s broadly diversified merchant banking business. As part of KHD, the financial services and merchant banking business competes for management’s time and the company’s resources. Furthermore, these competing businesses within KHD may have pursued different strategies, or KHD may have elected to advance the interests of one business segment at the expense of the other. As separate entities, both Mass Financial and KHD can use their respective management and capital resources to invest in opportunities targeted to each distinct strategy and market. In addition, each company can devote more management time and attention toward meeting the unique needs of its respective customers. Both KHD and Mass Financial believe this focused approach will allow each management team to make decisions more quickly and efficiently.
Flexibility to Pursue Independent Strategies
As a separate company, Mass Financial will have greater flexibility to expand on its position in the financial services and merchant banking business by being more independent of KHD’s corporate constraints, i.e., having to solicit parent approval for major initiatives, especially those involving capital expenditures, and having to conform to a variety of KHD’s policies including legal, accounting and executive compensation. As a separate company, Mass Financial will be better positioned to focus on its independent strategic growth initiatives.

Direct Access to Capital
Operating as a separate publicly traded company, Mass Financial will have direct access to the capital markets.
Alternatives to Proposed Distribution
KHD’s board of directors considered a number of other factors in evaluating the distribution, including the possibility that Mass Financial may experience disruptions to its business as a result of the distribution, the reaction of KHD’s shareholders to the distribution and the one-time and on-going costs of the distribution. KHD’s board of directors concluded that the potential benefits of the separation outweigh these factors, and that separating Mass Financial’s business from KHD’s other businesses in the form of a tax-free distribution to KHD shareholders is appropriate and advisable for KHD and its shareholders. Because KHD believes a tax-free distribution to KHD shareholders is the most economical means of separating Mass Financial’s business for KHD and its shareholders, other means of separating the business were not pursued.
Results of the Distribution
After the distribution, Mass Financial will be a separate public company operating the financial services and merchant banking business as previously operated by KHD through many of its subsidiaries. Immediately after the distribution, Mass Financial expects to have approximately 570 registered shareholders, and approximately 13,635,384 new class A common shares issued and outstanding.
Relationship with KHD after the Distribution
Following the distribution, Mass Financial will be an independent public company, and KHD will not hold any common shares or class A common shares in Mass Financial. As part of the distribution, however, KHD will hold the issued and outstanding class A preferred shares as a result of the restructuring transactions effected prior to the distribution. After the distribution, Mass Financial will hold approximately 1,571,128 common shares in KHD. As part of the internal restructuring and for tax purposes, KHD will, before the distribution date, exchange all of its common shares of Mass Financial for class A preferred shares and class A common shares of Mass Financial, both of which were created as part of the restructuring of Mass Financial. The non-voting class A preferred shares are redeemable by Mass Financial at any time and KHD has the right to cause a retraction of the class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting in the fourth year after the distribution date. If a retraction is not effective, a cumulative dividend will attach to the unsatisfied retraction amount. No dividends on the class A common shares can be paid if Mass Financial is in arrears on the retraction of any tranche of the class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued class A preferred shares.
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF DISTRIBUTION
While this discussion summarizes the material United States federal income tax consequences of the distribution, it does not address all aspects of United States federal income taxation that may be relevant to KHD shareholders to which special provisions of United States federal income tax law may apply based on their particular circumstances or status. For example, the discussion does not address all aspects of United States federal income taxation that may be relevant to:
(i)	KHD shareholders liable for alternative minimum tax;

(ii)	KHD shareholders whose “functional currency” is not the United States dollar;

(iii)	financial institutions;

(iv)	tax-exempt organizations;

(v)	traders who acquired their shares of stock by exercising employee stock options or as some other form of compensation;

(vi)	qualified retirement plans;

(vii)	regulated investment companies; or

(viii)	real estate investment trusts.
KHD and its board of directors intend that the distribution qualifies as a transaction described in Section 355 of the Internal Revenue Code. The discussions of the material federal income tax consequences of the distribution set forth below under “Tax Consequences to KHD Shareholders” and under “Tax Consequences to KHD and Mass Financial” are based on the United States Federal income tax law, as in effect on the date hereof, which law is subject to change potentially with retroactive effect. These discussions assume that the transaction will qualify as a transaction described in Section 355 of the Internal Revenue Code.
No private letter ruling has been, or will be, sought from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution. As a result, no assurance can be given that the U.S. Internal Revenue Service or the courts will agree that the transaction qualifies as a transaction described in Section 355 of the Internal Revenue Code. Accordingly, KHD shareholders are urged to consult their own U.S. tax advisors regarding the specific U.S. federal income tax consequences to them of the distribution.
If the distribution were not to qualify as tax-free to KHD shareholders, each KHD shareholder who receives class A common shares in the distribution would be treated as if such shareholder received a distribution equal to the value of the class A common shares of Mass Financial received in the distribution. The distribution would generally be taxed to each KHD shareholder as follows: first, as a taxable dividend to the extent of the shareholder’s pro rata share of KHD’s current or accumulated earnings and profits; second, as a return of capital and reduction of the shareholder’s basis in the KHD common shares to the extent the distribution exceeds the shareholder’s pro rata share of current or accumulated earnings and profits; and third, as capital gain to the extent the distribution exceeds both the shareholder’s pro rata share of current or accumulated earnings and profits and such shareholder’s cost basis in KHD common shares.

Tax Consequences to KHD Shareholders
Assuming the distribution qualifies as tax-free under Section 355 of the Internal Revenue Code:
(i)	No income gain or loss will be recognized by a KHD shareholder as a result of the distribution.

(ii)	The aggregate basis of a shareholder’s common shares of KHD and class A common shares of Mass Financial immediately after the distribution will be the same as the basis of the shareholder’s common shares of KHD immediately before the distribution, allocated between Mass Financial’s class A common shares and the KHD’s common stock in proportion to their relative fair market values.

(iii)	The holding period of Mass Financial’s class A common shares received by a KHD shareholder, will include the holding period of KHD’s common shares with respect to which Mass Financial’s class A common shares were distributed.
United States Treasury regulations require each KHD shareholder that receives class A common shares of Mass Financial in the distribution to attach to the shareholder’s United States federal income tax return for the year in which the distribution occurs a detailed statement setting forth information as may be appropriate to show the applicability of Section 355 of the Internal Revenue Code.
Tax Consequences to KHD and Mass Financial
Assuming the distribution qualifies as tax-free under Section 355 of the Internal Revenue Code, no material amount of gain or loss will be recognized by either KHD or Mass Financial as a result of the distribution.
Foreign Tax Credit
The following is a general discussion of certain possible United States federal foreign income tax credits under current law, generally applicable to a KHD shareholders who holds their shares as capital assets. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law. In addition, this discussion does not cover any state, local or foreign tax consequences.
A KHD Shareholder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of KHD common shares may be entitled, at the option of the US holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the KHD Shareholder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the KHD shareholder’s United States income tax liability that the KHD shareholder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.

Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application KHD shareholders should consult their own tax advisors regarding their individual circumstances.
Passive Foreign Investment Company
The following is a general discussion of certain possible United States federal income tax consequences generally applicable to a US holder of a passive foreign investment company. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law and excluded from the definition of a US holder. KHD has not made a determination as to whether KHD would be considered a passive foreign investment company.
If a US holder disposes of shares in a passive foreign investment company, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the US holder’s current income.
The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The US holder’s current year tax is increased by the special tax and interest on amounts apportioned to prior years.
A US holder can avoid this special tax and interest charge by making a permanent election to treat a passive foreign investment company as a “qualified electing fund” and to report in each year thereafter such shareholder’s pro rata share of the ordinary earnings and net capital gains of a passive foreign investment company. If the election is not made in the first year that the US holder owns the shares, a special election would have to be made to cleanse the effect of the prior year’s holding periods.
These rules apply similarly to distributions from a passive foreign investment company that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a passive foreign investment company should consult their own tax advisor regarding their individual circumstances.
THE SUMMARY OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION SET FORTH ABOVE DOES NOT ADDRESS THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO SHAREHOLDERS THAT ARE NOT UNITED STATES HOLDERS AND DOES NOT ADDRESS ALL OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF UNITED STATES HOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER THE INTERNAL REVENUE CODE. ALL KHD SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO

DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND
CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF DISTRIBUTION
The following general summary fairly describes the principal Canadian federal income tax consequences of the proposed distribution to those persons who hold shares of KHD as capital property. This summary is based upon the current provisions of the Income Tax Act (Canada) (the “Income Tax Act”), the regulations thereunder in force on the date hereof, any proposals to amend the Income Tax Act previously announced by the Federal Minister of Finance, and counsel’s understanding of the current administrative and assessing policies of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, other than the tax proposals, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.
This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any shareholder of KHD. Accordingly, shareholders of KHD should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them of the distribution.
Tax Consequences to KHD Shareholders Resident in Canada
The distribution will be a taxable dividend for Canadian income tax purposes. Under the Income Tax Act, a shareholder who receives a dividend in kind is considered to have received a taxable dividend equal to the fair market value of the distributed property received. Therefore, the amount of the dividend considered to be paid on the distribution for the purposes of the Income Tax Act will be the fair market value of the class A common shares of Mass Financial received, calculated at the time that the shares are received by the KHD shareholders.
For a KHD shareholder who is an individual resident in Canada, the amount of the dividend will be subject to the gross-up and dividend tax credit rules.
For a KHD shareholder that is a corporation resident in Canada, the amount of the dividend will be deductible in computing taxable income, subject to a number of rules that may deny the deduction or recharacterize the dividend. It is not expected that any of these rules will apply to deny the deduction or recharacterize the dividend for any of the KHD shareholders; however, as these rules depend upon the particular circumstances of the shareholders, shareholders of KHD that are corporations resident in Canada should consult their own tax advisors for advice as to whether these rules will apply to them.
If the KHD shareholder is a “private corporation” or a “subject corporation”, as defined in the Income Tax Act, the dividend in kind payable on the distribution will be subject to refundable tax under Part IV of the Income Tax Act unless the recipient is connected with KHD.
It is expected that at the time of the distribution, all of the economic value of Mass Financial will be represented by its issued class A preferred shares, so that the fair market value of the class A common shares of Mass Financial will have a nil or nominal fair market value. If the class A common shares of

Mass Financial have a nil or nominal fair market value at the time of the distribution, the distribution will not result in a material Canadian tax liability for to the Canadian resident KHD shareholders.
The class A common shares of Mass Financial received in the course of the distribution will have a cost to a Canadian resident shareholder equal to the fair market value of the shares on the date those shares are received. The cost and adjusted cost basis of the KHD shares of a Canadian resident shareholder will not change as a consequence of the distribution.
Tax Consequences to KHD Shareholders Not Resident in Canada
Where the distribution is made to a KHD shareholder who is a non-resident of Canada for the purposes of the Income Tax Act, KHD must withhold and remit tax at a rate of 25% of the gross amount of the dividend, being the fair market value of the distributed class A common shares of Mass Financial, unless the rate of withholding is reduced under the provisions of an applicable tax treaty. Under the tax treaty in effect between Canada and the United States, the rate of withholding is 15%.
It is expected that at the time of the distribution, all of the economic value of Mass Financial will be represented by its issued class A preferred shares, so that the fair market value of the class A common shares of Mass Financial will have a nil or nominal fair market value. If the class A common shares of Mass Financial have a nil or nominal fair market value at the time of the distribution, the withholding tax liability will not be material. Based on its understanding that the class A common shares of Mass Financial will have a nil or nominal fair market value, KHD does not plan to withhold any amount from the distribution for Canadian income tax purposes.
Tax Consequences to KHD
Upon the consummation of the distribution, KHD will be deemed to have disposed of the distributed class A common shares of Mass Financial for proceeds equal to their fair market value determined at the time those shares are received by the shareholders. As a consequence, any accrued gain or loss in respect of the distributed class A common shares of Mass Financial will be realized by KHD at the time of the distribution.
It is expected that at the time of the distribution, all of the economic value of Mass Financial will be represented by its issued class A preferred shares, so that the fair market value of the class A common shares of Mass Financial will have a nil or nominal fair market value. If the class A common shares of Mass Financial have a nil or nominal fair market value at the time of the distribution, the distribution will not result in a material Canadian tax liability to KHD.
REASON FOR FURNISHING THIS INFORMATION STATEMENT
This information statement is being furnished solely to provide information to KHD shareholders who will receive class A common shares of Mass Financial in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any common shares of KHD. Mass Financial believes that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither KHD nor Mass Financial undertakes any obligation to update the information except in the normal course of the companies’ respective public disclosure obligations.

DIVIDEND POLICY
Payment of future cash dividends, if any, will be at the discretion of Mass Financial’s board of directors in accordance with applicable law after taking into account various factors, including Mass Financial’s financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.
Immediately following the distribution, the authorized capital stock of Mass Financial will consist of common shares, class A common shares, class A preferred shares and class B preferred shares. Subject to any preferential rights of any outstanding class of preferred shares, the holders of common shares and class A common shares will be entitled to such dividends as may be declared from time to time by the board of directors from funds legally available for that purpose. The rights and restrictions of the class A preferred shares will permit the holder to cause a retraction of the class A preferred shares at the rate of 1/15 per year (based on a proposed 15 year retraction period) starting in the fourth year following the issuance of the class A preferred shares. If a retraction is not effective, a cumulative dividend will attach to the unsatisfied retraction amount, and no dividends may be paid on the common shares or class A common shares if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding amount of the then issued class A preferred shares. Subject to any preferential rights of any outstanding class of shares as issued from time to time by Mass Financial’s board of directors, the holders of the class B preferred shares will be entitled to such dividends as may be declared from time to time by the board of directors from funds legally available for that purpose.
MASS FINANCIAL CORP.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
The unaudited pro forma balance sheet is presented below. The unaudited pro forma consolidated balance sheet has been prepared to reflect certain adjustments to Mass Financial’s historical financial information, which are described in the notes to the unaudited pro forma consolidated balance sheet, to give effect to the distribution, as if it had been completed on September 30, 2005 for balance sheet purposes. The unaudited pro forma consolidated balance sheet does not purport to represent Mass Financial’s financial position had the distribution occurred on September 30, 2005 or to project Mass Financial’s financial performance for any future period.

MASS FINANCIAL CORP.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2005
(U.S. dollars in thousands)

ASSETS
Current Assets
Cash and cash equivalents	$29,118
Securities	3,798
Receivables	40,448
Commodities investments	35,792
Other	4,671

113,827

Non-current Assets
Securities	19,868
Loans	3,274
Goodwill	3,746
Equity method investments	16,603
Other	948

44,439

$158,266

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$33,840
Notes payable	33,987
Long-term debt, current portion	8,658
Future income tax liability	119

76,604

Long-term Debt, Less Current Portion	2,770

Minority Interests	1,943

Preferred Share, Class A	76,948

Common Shares, Class A	1

$158,266

MASS FINANCIAL CORP.
NOTES TO
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2005
1. On December 29, 2005, the board of directors of KHD Humboldt Wedag International Ltd. (“KHD”) approved a corporate restructuring of KHD to consolidate its financial services and merchant banking business into Mass Financial Corp. (“Mass Financial”), a wholly-owned subsidiary of KHD, and the distribution of all of the issued and outstanding class A common stock of Mass Financial to the shareholders of KHD. Upon the consummation of the distribution, shareholders of KHD will receive one class A common share of Mass Financial for each common share of KHD held as of the record date, determined to be the close of business on December 30, 2005.
As a result of the corporate reorganization, Mass Financial will hold all of the financial services business of KHD, except for MFC Merchant Bank S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine.
As a separate company, Mass Financial intends to focus exclusively on the growth and development of the financial services and merchant banking business, and to create new value for its shareholders.
In the corporate restructuring, certain of KHD’s financial services and merchant banking business will be transferred to Mass Financial. Mass Financial’s assets relating to KHD’s industrial and engineering services will be transferred to KHD. KHD and Mass Financial have agreed that they may settle their intercompany account balances as of December 31, 2005 through the issuance of a preferred share.
2. The unaudited pro forma consolidated balance sheet has been prepared as if the corporate restructuring had been completed on September 30, 2005 when KHD and Mass Financial had transferred the relevant assets to each other and they had settled their intercompany account balances through the issuance of a preferred share. All transfer of assets and settlement of intercompany account balances are recorded at their carrying value.
3. The unaudited pro forma consolidated balance sheet was prepared for illustration purposes only and is not necessarily indicative of the future results.
4. The unaudited pro forma consolidated balance sheet should be read in conjunction with KHD’s audited annual consolidated financial statements for the year ended December 31, 2004 and unaudited interim consolidated financial statements for the nine months ended September 30, 2005.
DESCRIPTION OF BUSINESS
Business Description of KHD Prior to the Distribution
KHD operates in two business segments: industrial and engineering services and financial services.

Industrial and Engineering Services
The industrial and engineering services segment focuses on services for the cement, coal and minerals processing industries. KHD provides these services through the KHD Humboldt Wedag Group of Companies. Founded in 1856, KHD is a leader in supplying technologies, equipment and engineering services for cement, coal and minerals processing. KHD designs and builds plants that produce clinker, cement, clean coal, and minerals such as copper, gold or diamonds. Headquartered in Cologne, Germany, KHD has in excess of 900 employees world-wide, and has operations in India, China, Russia, the Middle East, Australia, South Africa and the United States.
Order Intake and Backlog
Order Intake for the fiscal year 2004 was $325 million. Through the third quarter of fiscal year 2005, Order Intake was $310 million, compared to $280 million for the same period last year.
Order Backlog at the end of fiscal year 2004 stood at $257 million and increased to $345 million at the close of the third quarter 2005, compared to $270 million at the same period last year.
Order Intake is defined as the total of all orders which are received during the respective period, while Order Backlog is defined as the amount of orders received but not yet fulfilled (for easy comparison, all amounts were translated from € to $ at 1.3536, the exchange rate prevailing on December 31, 2004).

Summary breakdown of Order Backlog as of September 30, 2005:

Project	Project location	Subject
Kerman Momtazan	Middle East	New production line 3.300 t/d
Mazandaran Ex. / Upg.	Middle East	Extension line 3,300 t/d
Yanbu ZM3	Middle East	New cement mill
Yanbu Kiln	Middle East	Upgrading to 8.500 t/d
Delijan	Middle East	Cement plant 3,300 t/d
Sarooj Isfahan	Middle East	Cement plant 2,000 t/d
Zaveh Torbat	Middle East	Cement production line 3,500 t/d
Sichuan Ya Dong	Asia	Cement production line 4,200 t/d
Jiangxi 3	Asia	Cement production line 4,200 t/d
Sichuan Klinkermahl	Asia	Clinker grinding plant with rollerpress 20.170/180
Illinois	USA	Construction and Equipment
J P Himachal	Asia	New Kiln Line 10 000 t/d without Cc
Chettinad	Asia	Cement grinding plant + rollerpress 10-140/110
Grasim Dadri	Asia	Roller Press
J P Himachal Grinding	Asia	Cement grinding plant with rollerpress (3 Line)
Myhome Cement	Asia	New Kiln Line
Shree Cement	Asia	Clinker grinding plant with rollerpress
CNSAL	Middle East	Capacity increase from 2000 to 3800 t/d
Mordow 2	Russia	Kiln line
Mordow Schlammentw	Russia	Sludge Drainage System
Sterlitamak Service	Russia	Service contract
Guandi	Asia	4x Pneuflots
Tangkou	Asia	1 Batac
Guandi 2	Asia	2 Romjigs
Dafeshi	Asia	2 Romjigs
Snim	Mauritania	Rollerpress
Listwjashnaja	Russia	Coal Plant
Argyle (ADM)	Australia	New tyre set
Bushan	Asia	Coal washery plant
Nurkasgan	Kazakhstan	2 Rollerpresses
The geographic breakdown of 2005 Order Intake may be summarized as 36% from Asia; 23% from North America; 25% from the Middle East and the balance primarily from Russia and Europe. This distribution demonstrates that KHD, while capitalizing on an expanding market, is also increasing market share in the worlds most dynamic economies.

Recent Developments-Milestone Project
Over the years KHD has successfully met a diverse set of customer requirements. Many of the facilities built by KHD have set milestones in the construction of cement plants and equipment world wide. Earlier this year, KHD met another milestone when Jaiprakash Associates Limited of New Dehli, formerly Jaypee Cement Limited, awarded KHD the contract for the engineering and supply of a new 10,000 tonnes per day clinker plant in the environmentally sensitive Baga/Malokar region of India. This project, known as Himachal Pradesh, is a major step for the Indian cement industry, the client and KHD.
The kiln line will be India’s largest clinker production plant, one of the largest kiln lines in the world and the confirmation of the outstanding position of KHD as a supplier of kiln lines of any capacity. Further, the KHD design will encompass features enabling the plant to accommodate a wide range of secondary fuels as well as increasing the heat supplied by these fuels from 15% to 40%. Five months after being awarded this most prestigious project, the client chose KHD’s grinding technologies over competing technologies and awarded KHD three clinker grinding plants.
Revitalizing “Dormant” Product Lines
KHD is also re-visiting some of its older technologies in an effort to seek a very cost-effective re-entry into markets it had abandoned for a variety of reasons while under prior ownership. A recent example of the merits of this strategy lies with the Hammer Crusher. For many years, the KHD Hammer Crusher was a successful product, albeit just a part of a crushing process. KHD had abandoned development efforts for this product. During that period other firms developed complete crushing process technologies. One such firm, Hazemag of Germany, became very successful. However, a portion of the market has material characteristics requiring a hammer crusher. For these opportunities, Hazemag was at a disadvantage to its competitors.
Hazemag and KHD have entered into an agreement wherein KHD provides all its designs to Hazemag and Hazemag invests substantial R & D to the Hammer Crusher to incorporate latest technologies. The new and improved Hammer Crusher design then becomes part of the Hazemag product line and Hazemag markets the crusher either as an individual component or as part of their system. KHD retains the right to manufacture the crusher plus receive a royalty. These opportunities for market share will come to KHD without further investment requirements. KHD is exploring analogous opportunities with other dated products such as magnetic separators.
Expanding Low Cost Platforms
KHD has chosen Asia as the platform through which the majority of increased capacity requirements will be met. Over the past twelve months the staff has increased by 35%. To prudently prepare for the continued explosive growth of low-cost platforms, KHD has retained the services of world class management consultants to evaluate current capacity and capability and to upgrade existing technology transfer and training programs. They will make recommendations on how to most expeditiously grow KHD in both capacity and skill sets. KHD is fully committed to making Asia a cornerstone of its future.

Emphasizing Global Risk Control
KHD is also in the process of implementing a new, modern, formal and extensive global risk program on an international scale. New procedures have been developed and formalized with the assistance of external consultants and KHD is now actively recruiting a Global Head of Risk.
New Joint Venture in Russia
The Russian cement market holds great potential and KHD has successfully been active in this market for decades through its representative office in Moscow. The acquisition of ZAB in Dessau shortly after reunification in Germany provided KHD with a Russian educated work force to service that market. This market is now expanding dramatically for additional capacity and also to replace existing capacity with more energy efficient and environmentally compliant facilities.
To enhance KHD’s ability to capitalize on this expanding market, KHD has established a formal joint venture with Rusoprom. Through the joint venture’s operating company, KHD will be able to directly contract in country for detail design and fabrication of its industrial plant equipment. KHD will also be able to explore potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.
Recent Commercialization of R & D Project
Research and development efforts recently culminated in the commercialization of KHD’s newest product, the PYROFLOOR® clinker cooler. The new cooler design was introduced at the industry’s IEEE meeting in Kansas City. This was followed by a demonstration of the first machine at KHD’s facilities in Cologne prior to its delivery to a client in Russia for operation. The new cooler introduces a combination of proven technologies, such as walking floors and cross flow cooling, enhanced by patented self regulating aeration valves, elimination of cast parts and almost no wear surfaces. The cooler has been designed on a modular basis and is therefore economically adaptable to a broad range of plant sizes. The new cooler design has many advantages over the traditional designs including reduced height requirements, minimal installation time and costs, high thermal efficiency, minimal wear and reduced maintenance. The first unit is currently being installed at a new plant in Russia.
Financial Services
The financial services segment focuses on merchant banking. KHD provides specialized merchant banking and corporate finance services and advice internationally, including consultancy on corporate strategy and structure, mergers and acquisitions. KHD’s merchant banking activities include a trading group focused on trading commodities and natural resources. KHD also commits its own capital to promising enterprises and invests and otherwise trades to capture investment opportunities for its own account. KHD seeks to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. KHD’s investing is generally not passive. KHD seeks investments where its financial expertise and management can add or unlock value.
Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade, and proprietary investing.

Banking
KHD’s banking activities are primarily conducted through KHD’s wholly-owned subsidiary, MFC Merchant Bank, a licensed full-service Swiss bank. Since 1999, KHD has outsourced the backroom banking operations to obtain a variable cost over fixed costs and have placed substantially all of MFC Merchant Bank’s client deposits with other major financial institutions on a fiduciary or trust basis. MFC Merchant Bank, in turn, earns a fee calculated with reference to the amount of money deposited with each financial institution. These fiduciary or trust deposits are off-balance sheet items and permit KHD to generate revenues without committing or tying up significant amounts of capital.
Trading of Commodities and Natural Resources
KHD’s merchant banking operations include the trade, principally for its own account, of commodities and natural resources. Such activities include purchasing and selling of such items. To a lesser extent, KHD also acts as a trading agent for clients. KHD conducts its commodity and natural resources trading primarily through its subsidiary, MFC Commodities GmbH, which is based in Vienna, Austria.
KHD’s trading activities often utilize innovative and sophisticated trading strategies and structures. KHD currently trades with commodity and other producers who are unable to effectively realize sales because of insurance or currency issues affecting them or their principal customers. Generally, KHD purchases the underlying commodity and resells it to an end buyer. As a result of KHD’s relative financial strength, ability to arrange credit (including letters of credit) and insurance, KHD is often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers could on their own.
Commodity producers and end customers often work with KHD to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, KHD tries to capture various trading, financing and currency spreads. KHD’s trading activities have allowed KHD to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers.
KHD has historically focused its trading activities primarily in Europe, and in 2003 commenced trading activities with offices in China and India. KHD believes that the trade, finance and insurance infrastructure necessary to support the purchase and sale of commodities and natural resources in Central and Eastern Europe, China and India are not as developed as in Western Europe and North America. The location of KHD’s trading professionals in Vienna and Shanghai permits KHD to effectively pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.
KHD had broadened its trading line to include cement, clinker, non-ferrous metals, plastics, chemicals, pulp and paper. The investments KHD makes in commodity producers are part of its proprietary investing strategy.
Competition
KHD conducts its business in a global environment that is highly competitive and unpredictable. KHD encounters intense competition in all aspects of its business and competes directly with other financial services companies, brokerage firms, investment banks, merchant banks, trading houses and other investment managers. KHD faces competition from a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of its competitors are national or international companies with far greater resources, capital and access to information than KHD. As a result, KHD may become involved in transactions with more risk.
Organizational Structure
Prior to the proposed corporate restructuring and distribution, KHD’s direct and indirect significant subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Significant Subsidiary	Organization

32565 Yukon Inc.	Canada
Constitution Insurance Company of Canada	Canada
CVD Financial Corporation	British Virgin Islands
Danzas Corp.	Marshall Islands
DTA Holding AG	Germany
Ellsway Holdings Limited	Canada
Garda Investments Corp.	British Virgin Islands
Global Bulk Transport GmbH	Austria
Harfree Holdings Limited	Canada
Hovis Commodities Trading GmbH	Austria
IC Management Service GmbH	Austria
JH Trade & Financial Service GmbH	Austria
KHD Humboldt Wedag International Holding GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
K-Logistics GmbH	Austria
Lasernet Limited	Liberia
Mass Financial Corp.	Barbados
MFC Bancorp. Ltd. (formerly Ballinger Holding Corporation)	Canada
MFC Commodities AG	Switzerland
MFC Commodities GmbH	Austria
MFC Industrial Holdings AG	Germany
KHD Humboldt Wedag GmbH	Germany
Zementanlagenbau Dessau GmbH	Germany
ZAB Industrietechnik & Service GmbH	Germany
EKOF Flotation GmbH	Germany
Humboldt Wedag Australia Pty Ltd.	Australia
Humboldt Wedag Inc.	U.S.A.
Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa

Jurisdiction of
Incorporation or
Name of Significant Subsidiary	Organization

Humboldt Wedag India Ltd.	India
Altmark Industriepark AG	Germany
Rhine Venture Invest S.A.	Switzerland
MFC Merchant Bank S.A.	Switzerland
MFC Pulp & Paper GmbH	Austria
New Image Investment Company Limited	U.S.A.
Newfoundland and Labrador Corporation	Canada
Robabond Holding AG	Switzerland
Sasamat Capital Corporation	Canada
Swiss Factoring AG	Switzerland
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	China
Trimble Resources Corporation	Turks & Caicos Islands
Winford Finance Corp.	British Virgin Islands
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China
MFC Shanghai Commodities Ltd.	China
Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.	China
Chongqing MFC Medical Management Consulting Co., Ltd.	China
Corporate Restructuring of KHD and Mass Financial Corp. Prior to the Distribution
As was publicly announced on August 16, 2005, KHD is currently realigning its business to focus on the expansion of its industrial and engineering services business. KHD will be deploying its excess capital to enhance the growth of its industrial and engineering services business and it will pursue an active acquisition program to acquire other companies that will compliment such operations.
KHD’s financial services business, which includes commodities trading and merchant banking, will be reorganized in a series of internal corporate restructuring transactions so that the financial services and merchant banking business of KHD will be consolidated under Mass Financial. KHD will then distribute the class A common shares of Mass Financial by way of a pro rata dividend to the shareholders of KHD. It is intended that the number of the class A common shares of Mass Financial will be increased to equal the number of common shares of KHD on the record date so that shareholders of KHD will receive one class A common share of Mass Financial for each common share of KHD held.

The restructuring and the distribution will consist of the following steps:
(i)	Several subsidiaries of KHD, which are involved or related to the financial services and merchant banking business and not complimentary to KHD’s industrial and engineering business, will be transferred to Mass Financial.

(ii)	Several subsidiaries of Mass Financial, which are involved or related to the industrial and engineering business of KHD, will be transferred to KHD.

(iii)	The capital of Mass Financial will be altered to provide for a newly authorized class of class A preferred shares and a new class of class A common shares. The class A preferred shares will be redeemable by Mass Financial at any time. In accordance with the rights and restrictions of the class A preferred shares, KHD will be permitted to cause a retraction of the class A preferred shares at the rate of 1/15 per year (based on a proposed 15 year retraction period) starting in the fourth year. If a retraction is late or not effective, a cumulative dividend will attach to the unsatisfied retraction amount, and no dividends may be paid on the common shares or class A common shares of Mass Financial if Mass Financial is in arrears on the retraction of any tranche of the class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued class A preferred shares.

(iv)	Pursuant to the terms of a share exchange agreement between KHD and Mass Financial, KHD will exchange its class A common shares in the capital of Mass Financial for the class A preferred shares and class A common shares of Mass Financial.

(v)	Mass Financial will effect a stock split to increase its issued and outstanding class A common shares to equal the number of common shares of KHD that are issued and outstanding on the record date of December 30, 2005 subject to receipt of all necessary regulatory approvals. If such approvals are not obtained by December 30, 2005, then the record and distribution dates will be adjusted to the date such approvals are received.

(vi)	KHD will declare a dividend payable to the common shareholders of KHD. The dividend will be payable by distribution of the class A common shares of Mass Financial.

(vii)	As a result of the distribution, each common shareholder of KHD will receive one class A common share of Mass Financial for each common share of KHD held by such shareholder. Common shareholders of KHD will not be required to pay for the class A common shares of Mass Financial received in the distribution or to surrender or exchange common shares of KHD in order to receive class A common shares of Mass Financial or to take any other action in connection with the distribution.

(viii)	After the distribution, common shares of KHD will continue to be listed and traded on the NASDAQ National Market. Mass Financial intends on applying to have its class A common shares initially listed on the Cayman Islands Stock Exchange or other acceptable exchange or market. There is no intention to list or otherwise qualify the class A common shares of Mass Financial on a stock exchange or stock quotation system in the United States. The distribution is thus not being effected to create a public market in the United States for the class A common shares of Mass Financial.
Following the corporate restructuring of KHD and the distribution, Mass Financial, as an independent public company, will hold the following direct and indirect significant subsidiaries:

Jurisdiction of
Incorporation or
Name of Significant Subsidiary	Organization

Constitution Insurance Company of Canada	Canada
CVD Financial Corporation	British Virgin Islands
Danzas Corp.	Marshall Islands
DTA Holding AG	Germany
Ellsway Holdings Limited	Canada
Garda Investments Corp.	British Virgin Islands
Global Bulk Transport GmbH	Austria
Harfree Holdings Ltd.	Canada
Hovis Commodities Trading GmbH	Austria
IC Management Service GmbH	Austria
JH Trade & Financial Service GmbH	Austria
K-Logistics GmbH	Austria
Lasernet Limited	Liberia
MFC Bancorp Ltd. (formerly Ballinger Holding Corporation)	Canada
MFC Commodities GmbH	Austria
MFC Pulp & Paper GmbH	Austria
New Image Investment Company Limited	U.S.A.
Newfoundland and Labrador Corporation	Canada

Trimble Resources Corporation	Turks & Caicos Islands
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China
MFC Shanghai Commodities Ltd.	China
Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.	China
Chongqing MFC Medical Management Consulting Co., Ltd.	China
Winford Finance Corp.	British Virgin Islands

Following the corporate restructuring of KHD and the distribution, KHD will hold the following direct and indirect significant subsidiaries:

Jurisdiction of
Incorporation or
Name of Significant Subsidiary	Organization

32565 Yukon Inc.	Canada
KHD Humboldt Wedag International Holding GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
MFC Commodities AG	Switzerland
MFC Industrial Holdings AG	Germany
KHD Humboldt Wedag GmbH	Germany
Zementanlagenbau Dessau GmbH	Germany
ZAB Industrietechnik & Service GmbH	Germany
EKOF Flotation GmbH	Germany
Humboldt Wedag Australia Pty Ltd.	Australia
Humboldt Wedag Inc.	U.S.A.
Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa
Humboldt Wedag India Ltd.	India
Altmark Industriepark AG	Germany
Rhine Venture Invest S.A.	Switzerland
MFC Merchant Bank S.A.	Switzerland
Robabond Holding AG	Switzerland
Sasamat Capital Corporation	Canada
Swiss Factoring AG	Switzerland
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	China
Business Description of Mass Financial Subsequent to the Restructuring
Following the distribution, Mass Financial will be an international financial services and merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade, and proprietary investing.
Mass Financial anticipates that it will initially operate its merchant banking business in a similar manner as conducted under KHD (as described in detail above). The assets and operating interests which constitute the financial services and merchant banking business under KHD will be substantially similar to the assets and operating interests under Mass Financial, except that MFC Merchant Bank

S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine will be held by KHD. In addition, the financial services and merchant banking business will continue to be operated by the management of Mass Financial.
Office Space
Mass Financial leases and shares office space with KHD at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong.
Mass Financial believes that its existing facilities are adequate for its needs through the end of the year ending December 31, 2006. Should Mass Financial require additional space at that time, or prior thereto, it believes that such space can be secured on commercially reasonable terms.
DIRECTORS AND EXECUTIVE OFFICERS OF MASS FINANCIAL
Mass Financial’s board of directors is comprised of Michael J. Smith, David C. Csumrik, Eugene Chen and Ravin Prakash. Such persons will continue to serve as directors of Mass Financial throughout the restructuring process of KHD and following the consummation of the distribution.
Mass Financial’s amended Articles of Continuance provide for a board of directors of no fewer than one and no greater than 20 directors with the number of directors to be set from time to time by a resolution of its board of directors. Mass Financial’s board of directors has adopted consent resolutions fixing the number of directors. Each director is elected by a plurality of votes voted at each annual meeting, continuing in office until the next annual general meeting and until such director’s successor is elected and has been qualified, or until such director’s earlier death, resignation or removal.
The following table sets forth the names, positions and ages of Mass Financial’s executive officers and directors.

	Position Held		Date First Elected
Name	with the Company	Age	or Appointed

Michael J. Smith	Director, President and Secretary	57	Director since March 17, 1997 and officer since May 22, 2003
David G. Csumrik	Director, Managing Director	54	Director since April 10, 2003 and officer since May 22, 2003
Eugene Chen	Director	56	Director since December 29, 2005
Ravin Prakash	Director	61	Director since December 29, 2005
Michael J. Smith
Mr. Smith has been a member of Mass Financial’s board of directors since May 22, 2003, and has been its President and Secretary since March 17, 1997. Mr. Smith is the President, Chief Executive Officer and a director of KHD. Since July 7, 2004, Mr. Smith has also served as the President, Secretary and a director of Blue Earth Refineries Inc., a foreign private issuer whose ordinary shares are registered under section 12(g) of the Securities Exchange Act of 1934, as amended, since July 7, 2004. Mr. Smith was also President, Chief Financial Officer and sole director of Trimaine Holdings, Inc., a financial services company recently dissolved whose shares were formerly quoted on the National Association of Securities Dealers Inc.’s OTC Bulletin Board in the United States and a majority-owned subsidiary of KHD. Mr. Smith is also the President, Chief Executive Officer, Chief Financial Officer, Secretary and a director of Cathay Merchant Group, Inc., a company whose shares are traded on the American Stock Exchange.
David G. Csumrik
Mr. Csumrik has been a member of Mass Financial’s board of directors since April 10, 2003 and has been Managing Director since May 22, 2003. Mr. Csumrik is the founder, shareholder and Chairman of the Longview group of companies located in Barbados and the British Virgin Islands. This group of companies provides management, administrative, accounting and facilities services to international business companies, trusts and foundations domiciled in these jurisdictions as well as in other Caribbean countries. The Longview Group also operates an active investment and lending business. Mr. Csumrik also acts as Managing Director and is a major shareholder in Linnaeus Inc., a plant biotechnology business based in Barbados and licensed under the International Business Companies Act (Barbados). Linnaeus Inc. holds several exclusive licenses to various issued and pending patents in the field of plant-based oils. Mr. Csumrik is the Chief Executive Officer and sole shareholder of Enigma Promotions Ltd., a direct mail company based in Barbados licensed under the International Business Companies Act (Barbados), is the Managing Director of several companies located in Barbados and the British Virgin Islands and is a director of a bank located in Barbados. Prior to relocating to Barbados in 1997, Mr. Csumrik carried on the practice of law from 1988 to 1997. Mr. Csumrik holds a Bachelor of Arts degree (economics and accounting) from the University of Toronto (1973) and a Bachelor of Laws degree from the University of British Columbia (1982).
Eugene Chen
Mr. Chen has been a member of Mass Financial’s board of directors since December 29, 2005. Mr. Chen was the President, Chief Executive Officer, Chief Operating Officer and a director of Med Net International Ltd., a Bermuda company that was a reporting issuer in the provinces of Ontario and Nova Scotia, Canada, before its dissolution in September, 2005. Since 2003, Mr. Chen has been responsible for Mednet (Shanghai) Medical Technical Developing Co. Ltd., Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd., MFC Shanghai Commodities Ltd.; MFC & KHD Shanghai International Industries Limited, Cathay Merchant Group (Shanghai) Wind Energy Co., Ltd. Mr. Chen was also a Director of Special Projects with Chiron Vision Corporation from 1993 to 1997. Mr. Chen holds a Bachelor of Science degree (Engineering) from Taipei Institute of Technology and holds a Bachelor of Science/Arts degree from California State University.

Ravin Prakash
Mr. Prakash has been a member of Mass Financial’s board of directors since December 29, 2005. From February 2002, Mr. Prakash has been the KHD representative responsible for all business and commercial activities of the KHD group of companies in India. From March to December 2001, Mr. Prakash was the Senior Advisor-Financial Services to Kroll, an international risk consulting company in India where Mr. Prakash was responsible for financial investigations on behalf of lenders and creditors for recovery of loan assets. From 1996-2000, Mr. Prakash was the Chief Financial Officer of an Indonesian joint venture in South Africa and Botswana that produced fabrics and automotive components. Mr. Prakash holds a Bachelor of Arts degree (honours) from St. Stephen’s College, University of Delhi, India (1963) and holds a Banking Diploma from the Chartered Institute of Bankers, United Kingdom (1968).
Family Relationships
There are no family relations among any of Mass Financial’s directors or executive officers.
Involvement In Certain Legal Proceedings.
Mass Financial’s directors, executive officers and control persons have not been involved in any of the following events during the past five years:
(i)	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(ii)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(iii)	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

(iv)	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.
VOTING SECURITIES AND OWNERSHIP OF VOTING SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
The following table contains certain information regarding the projected beneficial ownership of Mass Financial’s class A common stock, immediately following the consummation of the distribution, by: (i) each shareholder it anticipates will be the beneficial owner of 5% or more of shares of its class A common stock; (ii) each of its executive officers and directors; and (iii) all executive officers and directors as a group. The information set forth in the following table assumes that the holders of KHD’s common stock as of December 28, 2005 continue to beneficially hold their shares following the distribution of Mass Financial’s class A common stock to the shareholders of KHD. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, Mass Financial has included shares for which the named person will have sole or shared power over voting or investment decisions. Except as otherwise noted below, the number of shares beneficially owned includes class A common stock which the named person will have the right to acquire, through conversion or option exercise, or otherwise, within 60 days after December 28, 2005. Beneficial ownership calculations for 5% stockholders are based solely on publicly filed Schedule 13Ds or 13Gs, which 5% stockholders are required to file with the Securities and Exchange Commission.
To the best knowledge of Mass Financial, there will be no voting arrangements with other shareholders of Mass Financial.

Name and Address of	Amount and Nature of
Beneficial Owner	Beneficial Ownership	Percentage of Class (1)
Michael J. Smith(2)	85,000	0.6%
8th Floor, Dina House Ruttonjee Centre 11 Duddell Street Central, Hong Kong SAR China

Peter Kellogg(3)	3,141,550	23.0%
120 Broadway New York, NY 10271

FMR Corp.	876,285	6.4%
82 Devonshire St. Boston, MA 02109

Directors and Officers as a Group (1 person)	85,000	0.6%

(1)	Based on 13,635,384 common shares of KHD issued and outstanding on December 28, 2005.

(2)	Michael J. Smith is the President, Chief Executive Officer, Secretary and a director of KHD.

(3)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 common shares.
Assuming that the holders of KHD’s common stock as of December 28, 2005 continue to beneficially hold their shares following the distribution of Mass Financial’s class A common stock, Mass Financial anticipates that Mass Financial will have approximately 570 registered holders of its common stock, with residents of the United States holding approximately 84% of the issued and outstanding shares.

EXECUTIVE COMPENSATION
The following table sets forth a summary of compensation paid in the three most recently completed financial years for the Chief Executive Officer and the other three most highly compensated executive officers of Mass Financial whose individual total compensation for the most recently completed financial year exceeds U.S.$100,000 (the “Named Executive Officers”).
Summary Compensation Table
SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		Other
Name and	Fiscal			Compen	Under	Restricted	LTIP	Compen-
Position	Year	Salary	Bonus	sation	Options	Share	Pay-	sation
of Principal	Ending	(U.S. $)	(U.S. $)	(U.S. $)	Granted	Units	Outs	(U.S. $)
Michael J. Smith(1)	2005	180,000	107,453	Nil	Nil	Nil	Nil	Nil
President and	2004	120,000	172,000	Nil	Nil	Nil	Nil	Nil
Secretary	2003	144,359	158,800	Nil	Nil	Nil	Nil	Nil

(1)	Salary was included in his total compensation from KHD.
Stock Options
Mass Financial does not currently have a stock option plan and no stock options have been issued to any person.
Options Grants in the Last Fiscal Year
During the most recently completed fiscal year, no stock options were granted to the named executive officers.
Aggregated Options Exercised in the Last Fiscal Year and Fiscal Year End Option Values
There will be no stock options exercised during the fiscal year ending December 31, 2005 and no stock options will be held by the named executive officers at the end of the fiscal year ending December 31, 2005.
Termination of Employment, Change in Responsibilities and Employment Contracts
No employment contracts exist with any of the named executive officers.

There are no compensatory plans or arrangements with respect to the named executive officers resulting from the resignation, retirement or other termination of employment or from a change of control.
Compensation of Directors
Mass Financial does not currently compensate its directors and Mass Financial has no standard arrangement pursuant to which directors are compensated for their services in their capacity as directors except Mass Financial may grant incentive stock options from time to time.
During the most recently completed financial year, Mass Financial did not grant any stock options to any of its directors.
Management Contracts and Executive Employment Agreements
Mass Financial’s management functions are performed by its directors and executive officers and not, to any substantial degree, by any other person with whom Mass Financial has contracted. There are no written agreements with Mass Financial’s executive officers.
David Csumrik, a director and the Managing Director of Mass Financial, is also the President and a director of Longview Associates (Barbados) Limited. Pursuant to a verbal agreement between Longview Associates and Mass Financial, Longview Associates provides administrative, accounting and facilities services to Mass Financial for U.S.$3,000 per month and management services for U.S.$2,000 per month. Mass Financial pays Longview Associates an additional U.S.$500 per annum to act as the registered office of Mass Financial in Barbados.
Equity Compensation Plan Information
Mass Financial does not currently have any equity compensation plans.
RELATIONSHIP BETWEEN MASS FINANCIAL AND KHD
Intercompany Balances
As a result of the restructuring, KHD, Mass Financial and their respective subsidiaries may have intercompany balances between the respective group of companies. Pursuant to the terms of the restructuring agreement, KHD and Mass Financial have agreed that they may settle any intercompany balances that exist among the two groups as at December 31, 2005 through the issuance of a preferred share, provided that such adjustment and issuance does not give rise to any tax cost among the companies.
After the distribution, Mass Financial will hold approximately 1,571,128 common shares in KHD.
Services Agreement
Following the distribution, Mass Financial has agreed to perform certain management services for two investments of KHD in accordance with the terms of a services agreement to be entered into by KHD and Mass Financial. Firstly, Mass Financial has agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for KHD paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal grants Mass Financial an option whereby Mass Financial has the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to KHD; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for an additional service fee of 5% of the purchase price.
Secondly, Mass Financial has agreed to provide management services in connection with the review, supervision and monitoring of the royalty provided to Cade Struktur Corporation in connection with the Wabush Mine. The Wabush Mine is a mine operated by Cliffs Mining Company Inc. in the Province of Newfoundland and Labrador, Canada. KHD has agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade Struktur receives in connection with the Wabush Mine in consideration for the management services.
The services agreement contemplates that the agreement may be terminated at any time if agreed to in writing by both parties. KHD also has the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.
Pursuant to the terms of the restructuring agreement, KHD and Mass Financial have agreed that all current and outstanding guarantees issued by the respective parties shall continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution.
DESCRIPTION OF CAPITAL STOCK
Authorized Capital Stock
Immediately following the distribution, the authorized capital stock of Mass Financial will consist of:
(i)	an unlimited number of shares of a class designated as common shares;

(ii)	an unlimited number of shares of a class designated as class A common shares;

(iii)	an unlimited number of shares of a class designated as class A preferred shares; and

(iv)	an unlimited number of shares of a class designated as class B preferred shares, issuable in series.
Immediately following the distribution, Mass Financial anticipates that there will be approximately 13,635,384 class A common shares of Mass Financial issued and outstanding, based on the number of common shares of KHD issued and outstanding as of the record date. Additionally, Mass Financial anticipates that there will be one class A preferred shares issued and outstanding as of the distribution date, all of which were issued to KHD pursuant to the restructuring of KHD and Mass Financial prior to the distribution. The rights and restrictions of Mass Financial’s capital stock are set out in Mass

Financial’s Articles of Amendment and Schedule 1 to Mass Financial’s Articles of Amendment, both of which are attached as exhibits to this information statement.
Common Shares and Class A Common Shares
Under Mass Financial’s amended Articles of Continuance, the board of directors has the authority, without shareholder approval, to issue an unlimited number of common shares and class A common shares. The holders of common shares and class A common shares of Mass Financial are entitled to one vote for each share held on all matters to be voted upon at duly called shareholders’ meetings. Subject to any preferential rights of any outstanding class of preferred shares as issued from time to time by Mass Financial’s board of directors, the holders of common shares and class A common shares of Mass Financial will be entitled to such dividends as may be declared from time to time by the board of directors from funds legally available for that purpose and upon liquidation, will be entitled to share in the pro rata distribution of the value of all assets legally available for distribution to such holders. Mass Financial’s board of directors have the right to declare dividends on the common shares and class A common shares of Mass Financial to the exclusion of any other class of shares entitled to receive dividends.
The holders of common shares and class A common shares of Mass Financial have no preemptive rights. The rights, preferences and privileges of holders of the common shares and class A common shares are subject to, and may be adversely affected by, the rights of the holders of class A preferred shares or any series of class B preferred shares which the board of directors of Mass Financial may designate and issue in their discretion.
In the event of the liquidation, dissolution or winding-up of Mass Financial, or other distribution of the assets of Mass Financial among its shareholders for the purpose of winding-up its affairs, and subject to the prior rights of any holders of preferred shares, the holders of the common shares and the class A common shares will be entitled to receive the remaining assets of Mass Financial.
Class A Preferred Shares
Under Mass Financial’s amended Articles of Continuance, the board of directors has the authority, without shareholder approval, to issue an unlimited number of class A preferred shares. The holders of the class A preferred shares of Mass Financial are not entitled to receive notice of, to attend, or to vote at any meeting of the holders of the common shares and class A common shares. The class A preferred shares of Mass Financial are redeemable by Mass Financial at any time. The rights and restrictions of the class A preferred shares will permit the holder to cause a retraction of the class A preferred shares at the rate of 1/15 per year (based on a proposed 15 year retraction period) starting in the fourth year following the issuance of the class A preferred shares. If a retraction is not effective, a cumulative dividend will attach to the unsatisfied retraction amount, and no dividends may be paid on the common shares or class A common shares if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued class A preferred shares.
In the event of the liquidation, dissolution or winding up of Mass Financial, whether voluntary or involuntary, or any other distribution of the assets of Mass Financial among its shareholders for the purpose of winding up its affairs, the holders of the class A preferred shares will be entitled to receive an amount equal to the cumulative redemption amount as defined in section 1.9 of the Articles of Amendment set out in Exhibit A in priority over the holders of the common shares and the class A common shares of Mass Financial.
No class of shares may be created or issued that rank in priority or equal to the dividend and return of capital rights as enjoyed by the holders of the class A preferred shares unless the issuance is approved by at least a majority of the holders of the class A preferred shares at a duly called meeting of the class A preferred shareholders where at least 10% of such shareholders are present or represented by proxy.
Class B Preferred Shares
Under Mass Financial’s amended Articles of Continuance, the board of directors has the authority, without shareholder approval, to issue an unlimited number of class B preferred shares. The class B preferred shares will be divided into one or more series, the number in each series of which will be determined by the board of directors of Mass Financial. The holders of the class B preferred shares of Mass Financial are not entitled to receive notice of, to attend, or to vote at any meeting of the holders of the common shares and class A common shares.
The holders of each series of the class B preferred shares shall be entitled to receive notice of and to attend any and all meetings of the holders of the class B preferred shares and to vote at any annual or special meeting of the shareholders of the class B preferred shares.
The class B preferred shares of each series shall rank in parity with every other series of the class B preferred shares in respect to the distribution of assets as a result of the liquidation, dissolution or winding-up of Mass Financial or other distribution of the assets of Mass Financial for the purpose of winding-up the affairs of Mass Financial.
Market Price
There is no market price for the class A common shares of Mass Financial due to the fact that there have not been any sales of such stock prior to the distribution.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
Mass Financial’s amended Articles of Continuance provide for indemnification of its directors and officers to the extent permitted by the Companies Act of Barbados, which generally permits indemnification for actions taken by directors or officers as Mass Financial’s representatives if the director or officer acted in good faith and in a manner he or she reasonably believed to be in the best interests of the company.
AVAILABLE INFORMATION
KHD is required to file annual reports on Form 20-F and other information with the Securities and Exchange Commission. KHD’s filings with the Securities and Exchange Commission are available to the public over the internet at the Securities and Exchange Commission’s website located at http://www.sec.gov.

You may also read and copy any materials KHD files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at
1-800-732-0330 for further information on the operation of the public reference rooms.
Mass Financial has obtained an exemption from the reporting requirements under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b). Following the distribution, Mass Financial will not be subject to the Securities and Exchange Act of 1934 and will not be required to file annual and quarterly reports on Form 10-KSB and Form 10-QSB respectively, proxy statements or other information with the Securities and Exchange Commission. In compliance with Rule 12g3-2(b), however, Mass Financial is required to furnish the Securities and Exchange Commission will all information that Mass Financial:
(i)	is required to make public pursuant to the laws of Barbados,

(ii)	has filed or is required to file with the Cayman Islands Stock Exchange or other applicable stock exchange on which the class A common shares of Mass Financial are traded and which is made public by such exchange, and

(iii)	has distributed or is required to distribute to its security holders.
Accordingly, Mass Financial will furnish to the Securities and Exchange Commission the following information that is required to be filed under Rule 12g3-2(b) during each subsequent year following the distribution. The following information assumes that Mass Financial will list its class A common shares on the Cayman Islands Stock Exchange. In the event that Mass Financial lists its class A common shares on an alternate exchange, the information required to be filed with the exchange and hence, the Securities and Exchange Commission, may be changed in accordance with the particular rules and regulations of the substituted exchange.
(i)	Audited annual financial statements must be sent to all shareholders of Mass Financial within six months of the end of the financial period to which they relate and not less than fourteen calendar days before the date of Mass Financial’s annual general meeting. At the same time, Mass Financial must send six copies of the audited annual financial statements to the Cayman Islands Stock Exchange.

(ii)	An annual report by the directors must be included with the audited annual financial statements sent to every shareholder of Mass Financial and to the Cayman Islands Stock Exchange.

(iii)	An interim financial report must be prepared in respect of the first six months of Mass Financial’s financial year within two months of the end of the relevant six-month period. A copy of such report must be sent to all shareholders of Mass Financial. At the same time, Mass Financial must send six copies of the interim financial report to the Cayman Islands Stock Exchange. Where the accounting information given in an interim report has not been audited, that fact must be stated.

(iv)	A preliminary announcement of the six-month interim results must be delivered to the Cayman Islands Stock Exchange by Mass Financial for dissemination by the Cayman

Islands Stock Exchange as soon as practicable after Mass Financial’s approval by or on behalf of the directors.

(v)	A preliminary announcement for the full financial year results must be delivered to the Cayman Islands Stock Exchange by Mass Financial for dissemination by the Cayman Islands Stock Exchange as soon as practicable after Mass Financial’s approval by its directors.

(vi)	An announcement containing details regarding certain enumerated circumstances (including any significant material contracts or agreements, any material changes in business policies or business projects, any material investments outside the ordinary and usual course of business, any significant debt outside the usual and ordinary course of business, any significant trading or non-trading losses, any significant change to the production and trading environment, any new laws and regulations having a significant impact on trading and production, any significant changes in the composition of the directors or senior management personnel, any significant changes in the holdings or identity of 5% shareholders, any significant litigation proceedings and the issue of a material amount of equity securities) occurring in relation to Mass Financial must be delivered as soon as possible to the Cayman Islands Stock Exchange for dissemination by the exchange and unless the exchange otherwise directs, within ten days of the occurrence of the relevant disclosable event, sent to every shareholders of Mass Financial a copy of a report on the event. At the same time, Mass Financial must send six copies of the report to the Cayman Islands Stock Exchange.

EXHIBITS:
1.	ARTICLES OF AMENDMENT AND SCHEDULES I AND II TO THE ARTICLES OF AMENDMENT OF MASS FINANCIAL CORP.

2.	RESTRUCTURING AGREEMENT

3.	SHARE EXCHANGE AGREEMENT

EXHIBIT 1	Form 5
COMPANIES ACT OF BARBADOS
(Section 33 and 203)
ARTICLES OF AMENDMENT
1.	Name of Company

SUTTON PARK INTERNATIONAL LIMITED

2.	Company Number

22314

3.	The articles of the above named company are amended as follows:
1. Pursuant to section 197(1)(a) of the Companies Act Chapter 308 of the Laws of Barbados (the “Companies Act”), that the name of the Company is hereby changed from Sutton Park International Limited to MASS FINANCIAL CORP.
2. Pursuant to section 197(1)(d) of the Companies Act, Item 2 of the Articles of Continuance be amended to provide for new classes of shares designated as Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series, and to provide for the rights, privileges and restrictions of the Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series.
4. Pursuant to section 197(1)(k) of the Companies Act, that item 4 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:
          “There shall be a minimum of 1 director and a maximum of 20 directors.”
6. Pursuant to section 197(1)(m) of the Companies Act, that item 6 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:
     “Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited in Barbados.”
The existing provisions of the said Items 1, 2, 4 and 6 are hereby deleted in their entirety, and the attached Schedules are substituted therefor.
The annexed Schedules I and II are incorporated to this form.

Date:		Signature:		Title:

	December 27, 2005		David G. Csumrik		Director

For Ministry use only

Company Number:	Filed:

FORM 5
COMPANIES ACT OF BARBADOS
(Sections 33 and 203)
ARTICLES OF AMENDMENT

Name of Company:	Company No.

SUTTON PARK INTERNATIONAL LIMITED	22314
SCHEDULE I
2. The classes and maximum number of shares the Company is authorised to issue:
The Company shall be authorised to issue:-
(i)	an unlimited number of shares of a class designated as Common Shares;

(ii)	an unlimited number of shares of a class designated as Class A Common Shares;

(iii)	an unlimited number of shares of a class designated as Class A Preferred Shares; and

(iv)	an unlimited number of shares of a class designated as Class B Preferred Shares, issuable in series.
1. DEFINITIONS
1.	For the purposes of this Schedule, the following terms shall have the following meanings:

1.1	Common Shares” means the Common Shares authorized by the Constating Documents which were issued by the Company and which were exchanged for the Class A Preferred Shares and the Class A Common Shares;

1.2	“Common Shareholders” means the registered holders of the Common Shares or the Class A Common Shares, as applicable;

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	2
1.3	“Company” means Mass Financial Corp. (previously, Sutton Park International Limited);

1.4	“Class A Common Shares” means the Class A Common Shares authorized by the Constating Documents, which, together with the Class A Preferred Shares, were issued in exchange for the Common Shares;

1.5	“Class A Preferred Shares” means the Class A Preferred Shares authorized by the Constating Documents and issued by the Company, together with the Class A Common Shares, in exchange for the Common Shares;

1.6	“Class A Preferred Shareholders” means the registered holders of the Class A Preferred Shares;

1.7	“Class B Preferred Shares” means the Class B Preferred Shares authorized by the Constating Documents;

1.8	Constating Documents” means the Articles of Continuance of the Company, as amended;

1.9	“Cumulative Redemption Amount” in respect of a Class A Preferred Share means the aggregate of the Redemption Amount plus the amount of any dividends payable on the Class A Preferred Shares under section 3.6.8 of this Schedule;

1.10	“Initial Redemption Amount” in respect of a Class A Preferred Share means the amount equal to the quotient contained by dividing (i) the fair market value of the Common Shares, at the time the Common Shares were exchanged for the Class A Preferred Shares and the Class A Common Shares, less $100, by (ii) the number of Class A Preferred Shares issued at the time the Common Shares were exchanged for the Class A Preferred Shares and the Class A Common Shares;

1.11	“Preferred Shareholders” means the registered holders of the Class A and the Class B Preferred Shares;

1.11	“Preferred Shares” means the Class A Preferred Shares and the Class B Preferred Shares;

1.13	“Redemption Amount” means the redemption amount of each Class A Preferred Share as calculated in accordance with section 3.4.4 of this Schedule;

1.14	“Redemption” means the repurchase by the Company, at the direction of the Company, of all or any of the then outstanding and issued Class A Preferred Shares from time to time as provided for by section 3.4 of this Schedule;

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	3
1.15	“Redemption Notice” has the meaning set out in section 3.4.1 of this Schedule;

1.16	“Redemption Priority Special Dividend” has the meaning set out in section 3.4.5(a) of this Schedule;

1.17	“Retraction” means the repurchase by the Company, at the direction of a Class A Preferred Shareholder, of all or any of the then outstanding and issued Class A Preferred Shares held by such Class A Preferred Shareholder from time to time as provided for by section 3.6 of this Schedule;

1.18	“Retraction Notice” has the meaning set out in section 3.6.2 of this Schedule;

1.19	“Retraction Priority Special Dividend” has the meaning set out in section 3.6.4(a) of this Schedule;

1.20	“Sale Priority Special Dividend” has the meaning set out in section 3.7.1(a) of this Schedule; and

1.21	“Surplus Entitlement” has the meaning set out in the Regulation 5905(10) to the Income Tax Act, 1985 R.S.C. c. 1 (5th Supplement) (as amended) of Canada.

2.	COMMON SHARES AND CLASS A COMMON SHARES
     The rights, privileges, restrictions and conditions attaching to the Common Shares and the Class A Common Shares are as follows:-
2.1	Payment of Dividends:

The directors shall be at liberty, in their absolute discretion, to declare dividends on the Common Shares or the Class A Common Shares, as applicable, to the exclusion of any other class of shares entitled to receive dividends, and except as aforesaid, no holder of any class of shares shall be entitled to receive dividends in priority to or pari passu with any holder of any other class of shares; provided however that no dividends shall be declared or paid on any class of shares at any time if to do so at that time would reduce the net assets of the Company to an amount insufficient to redeem all of the Preferred Shares then issued and outstanding.

2.1.1	For greater certainty, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or the Class A Commons Shares if:
(i)	the payment of such dividend would reduce the value of the net assets of the Company to less than the aggregate Cumulative Redemption

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	4
Amount of all of the issued and outstanding Class A Preferred Shares from time to time;

(ii)	the Company is in arrears on any outstanding Cumulative Redemption Amount for any Redemption or Retraction of any of its issued Class A Preferred Shares;

(iii)	the Company is in arrears on any outstanding Redemption Priority Special Dividend, Retraction Priority Special Dividend, or Sale Priority Special Dividend; or

(iv)	the Company is in default of the obligations imposed under section 4 hereof.
2.2	Participation of Common Shares and Class A Common Shares upon Liquidation, Dissolution or Winding-Up:

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares and to any other shares ranking senior to the Class A Common Shares in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares and the Class A Common Shares shall be entitled to receive the remaining assets of the Company.

2.3	Voting Rights:

2.3.1	The holders of the Common Shares and the Class A Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company (except meetings at which the holders of a particular class of shares other than the Common Shares or Class A Common Shares, as applicable, are entitled to vote separately as a class), (a “General Meeting”).

2.3.2	Each holder of Common Shares or Class A Common Shares shall be entitled to exercise one vote in respect of each Common Share or Class A Common Share held by that shareholder at the date of a General Meeting.

3.	CLASS A PREFERRED SHARES
     The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:-

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	5
3.1	Participation of Class A Preferred Shares upon Liquidation, Dissolution or Winding-Up:

3.1.1	In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the Class A Preferred Shareholders shall be entitled to receive in respect of each Class A Preferred Share, in preference and priority over the Class A Common Shares, an amount equal to the Cumulative Redemption Amount and no more.

3.1.2	No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Class A Preferred Shares without the prior approval of all of the Preferred Shareholders by resolution passed by not less than a majority of the votes cast on such resolution by the Preferred Shareholders represented in person or proxy at a meeting of the Preferred Shareholders duly called and held at which at least 10% of the outstanding and issued Class A Preferred Shares at that time are present or represented by proxy.

3.2	Voting Rights:

3.2.1	The Class A Preferred Shareholders are not entitled to receive notice of, to attend or to vote at any meeting of the Class A Common Shareholders of the Company.

3.3	Dividend Rights:

3.31	Subject to the Constating Documents, as amended and any applicable restrictions imposed by the Companies Act Cap. 308 of the laws of Barbados (the “Companies Act”), the Class A Preferred Shares shall be entitled to dividends as provided for in this Schedule.

3.4	Redemption Rights:

3.4.1	Subject to the Constating Documents, as amended and the Companies Act, the Company may, at its option and at any time, redeem all or any number of the outstanding and issued Class A Preferred Shares on payment of the Redemption Amount for each Class A Preferred Share to be redeemed; provided, however, that not less than 21 days’ notice in writing (the “Redemption Notice”) of such Redemption is given to the Class A Preferred Shareholders specifying a date and place or places of Redemption unless the Class A Preferred Shareholders waive the notice required to be given under this section and such waiver, whether given before or after the Redemption, which waiver will be deemed to cure any default in giving such notice. If notice of any Redemption is given by the Company and an amount sufficient to redeem the Class A Preferred Shares subject to the Redemption Notice is deposited with any trust company or chartered bank as specified in any notice

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	6
given, on or before the date fixed for Redemption, such Class A Preferred Shareholders will thereafter have no rights against the Company in respect of such Class A Preferred Shares except upon the surrender of certificates for such redeemed Class A Preferred Shares to receive payment for them out of the monies so deposited.

3.4.2	If the Company does not redeem all of the outstanding and issued Class A Preferred Shares, the Class A Preferred Shares to be redeemed may be selected in such manner as the directors of the Company determine and need not be selected either in proportion to the number of Class A Preferred Shares registered in the name of each Class A Preferred Shareholder or from every or any particular Class A Preferred Shareholder.

3.4.3	If the Company redeems only part of the Class A Preferred Shares represented by any one Class A Preferred Share certificate, then a new certificate representing the Class A Preferred Shares that are not redeemed shall be issued at the expense of the Company.

3.4.4	The Redemption Amount shall be initially fixed as the Initial Redemption Amount. The Redemption Amount will be adjusted over time by reference to the following formula:
Redemption Amount =
Initial Redemption Amount X (1.04)(number of months Class A Preferred Shares have been outstanding/12)
3.4.5	Upon receiving a Redemption Notice from the Company:
(a)	each Class A Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Class A Preferred Share, whether or not subject to the Redemption Notice, held by that Class A Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the “Redemption Priority Special Dividend”); and

(b)	the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Redemption Priority Special Dividend to the Class A Preferred Shareholder.
3.4.6	The notice deemed to have been given by each Class A Preferred Shareholder in accordance with section 3.4.5(a) of this Schedule shall be deemed to be withdrawn after the Redemption set out in the Redemption Notice is completed.

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	7
3.4.7	For greater certainty, payment of the Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Class A Preferred Share.

3.4.8	For greater certainty, the deemed notice and Redemption Priority Special Dividend referred to in section 3.4.5(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Class A Preferred Share held immediately prior to a Redemption in accordance with section 3.4 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Class A Preferred Share was, together with any Class A Common Share(s), exchanged.

3.6	Retraction:

3.6.1	Beginning in the fourth year after the date of issuance of the Class A Preferred Shares, each Class A Preferred Shareholder shall be able to cause a redemption of the Class A Preferred Shares at the rate of up to 1/15 per year of the initial number of Class A Preferred Shares issued to such Class A Preferred Shareholder..

3.6.2	Subject to section 3.6.1 of this Schedule, the Company shall, upon receiving notice from a Class A Preferred Shareholder (the “Retraction Notice”), redeem the number of Class A Preferred Shares registered in the name of the Class A Preferred Shareholder as stated in the Retraction Notice by paying to such Class A Preferred Shareholder, for each Class A Preferred Share to be redeemed, the Redemption Amount; provided, however, that not less than 21 days’ notice in writing of such Retraction must be given to the Company by the Class A Preferred Shareholder seeking to have its Class A Preferred Shares redeemed, such notice to be delivered by mailing to the registered office of the Company a notice specifying the number of the Class A Preferred Shares to be redeemed and surrendering the relevant share certificates for cancellation unless the Company waives the notice required to be given under this section and such waiver, whether given before or after the Retraction, which waiver will be deemed to cure any default in giving such notice.

3.6.3	Notwithstanding anything in this Schedule to the contrary, any Retraction of the Class A Preferred Shares by the Company upon receipt of a Retraction Notice from any Class A Preferred Shareholder need not be made on a pro rata basis among every or any particular Class A Preferred Shareholder.

3.6.4	Upon the Company receiving a Retraction Notice from a Class A Preferred Shareholder:
(a)	each such Class A Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Class A Preferred Share, whether or not subject to the Retraction Notice, held by that Class A Preferred Shareholder to become entitled

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	8
to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the “Retraction Priority Special Dividend”); and

(b)	the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Retraction Priority Special Dividend to the Class A Preferred Shareholder.
3.6.5	The notice deemed to have been given by each Class A Preferred Shareholder in accordance with section 3.6.4(a) of this Schedule shall be deemed to be withdrawn after the Retraction set out in the Retraction Notice is completed.

3.6.6	For greater certainty, payment of the Retraction Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Class A Preferred Share.

3.6.7	For greater certainty, the deemed notice and Retraction Priority Special Dividend referred to in section 3.6.4(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Class A Preferred Share held immediately prior to a Retraction in accordance with section 3.6 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Class A Preferred Share was, together with any Class A Common Share(s), exchanged.

3.6.8	If a Class A Preferred Shareholder exercises the right of Retraction with respect to its Class A Preferred Shares under section 3.6.1 of this Schedule and the Company does not redeem such Class A Preferred Shares within 21 days after receiving the Retraction Notice, the Company shall pay to the Class A Preferred Shareholder a dividend of 4% of the Redemption Amount for the Class A Preferred Shares, subject to the Retraction Notice, for each 30 day period (on a pro-rata basis) during which such Class A Preferred Shares are not redeemed.

3.7	Sale and Transfer of the Class A Preferred Shares:

3.7.1	Upon the Company receiving notice of a proposed transfer or sale (the “Notice of Sale”) by a Class A Preferred Shareholder:
(a)	each such Class A Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Class A Preferred Share, whether or not subject to such transfer or sale, held by that Class A Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the “Sale Priority Special Dividend”); and

(b)	the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Sale Priority Special Dividend to the Class A Preferred Shareholder.

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	9
3.7.3	The notice deemed to have been given by each Class A Preferred Shareholder in accordance with section 3.7.1(a) of this Schedule shall be deemed to be withdrawn after the transfer or sale set out in the Notice of Sale is completed.

3.7.4	For greater certainty, payment of the Sale Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Class A Preferred Share.

3.7.5	For greater certainty, the deemed notice and Sale Priority Special Dividend referred to in section 3.7.1(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Class A Preferred Share held immediately prior to a Sale in accordance with section 3.7 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Class A Preferred Share was, together with any Class A Common Share(s), exchanged.

4.	CLASS B PREFERRED SHARES
     The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:-
4.1	Issuable in Series:

4.1.1	The Class B Preferred Shares shall be divided into in to one or more series, with the number of Class B Preferred in each series being fixed by the directors.

4.1.2	The designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Class B Preferred Shares, shall be determined by the directors.

4.2	Dividend Rights:

4.2.1	Subject to the rights of the holders of Class A Preferred Shares the holders of any series of the Class B Preferred Shares shall be entitled to receive and the Company shall pay therein, as and when declared by the directors of the Company, out of any or all profits or surplus available for dividends, such dividends as the directors may from time to time declare, in their absolute discretion.

4.2.2	The directors may declare a dividend from time to time to the holders of one or more series of Class B Preferred Shares, to the exclusion of the holders of any other series of Class B Preferred Shares.

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	10
4.3	Voting Rights:

4.3.1	General

The holders of each series of the Class B Preferred Shares shall be entitled to receive notice of and to attend any and all meetings of the holders of the Class B Preferred Shares of the Company and to vote at any annual or special meeting of the shareholders of the Class B Preferred Shares.

4.3.2	Authorization by holders of Class B Preferred Shares

Each holder of a series of Class B Preferred Shares shall be entitled to one vote at any such meeting in respect of each series of Class B Preferred Shares held and the presence in person or by proxy of the holders of at least fifty per cent (50%) of the Class B Preferred Shares then outstanding shall constitute a quorum for any such meeting; provided that if at any such meeting a quorum is not present within thirty (30) minutes after the time appointed for such meeting it shall be adjourned to such date not less than fifteen (15) days thereafter and to such time and place as may be designated by the chairman of the meeting and not less than seven (7) days’ notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Class B Preferred Shares present or represented by proxy shall constitute a quorum and a resolution passed by at least two thirds (2/3) of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the Class B Preferred Shares.

4.3.3	Subject to the foregoing, every such meeting shall be called and held in accordance with the by-laws of the Company.

4.4	Participation of Class B Preferred Shares upon Liquidation, Dissolution or Winding-Up:

4.1	The Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up of its affairs, but this shall be subject to the rights of the holders of the Class A Preferred Shares.

4.2	No rights, privileges, restrictions and conditions attached to any series of Class B Preferred Shares may confer upon that series a priority in respect of return of capital over any other series of Class B Preferred Shares then outstanding.

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

Sutton Park International Limited	11
4.3	The merger or consolidation of the Company with or into another corporation, or the merger or consolidation of any other corporation with or into the Company, or the voluntary sale, conveyance, exchange or transfer (for cash, shares of capital, securities or other consideration) or other disposition of all or substantially all of the property or assets of the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company, voluntary or involuntary.

4.5	Restriction on Transfer:

The transfer of Class B Preferred Shares shall be restricted in that no holder shall be entitled to transfer any Share without the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by a majority of the directors.

Date	Signature	Title

December ___, 2005	David G. Csumrik	Director

COMPANIES ACT OF BARBADOS
(Sections 33 and 203)
ARTICLES OF AMENDMENT

Name of Company:	Company No.:

SUTTON PARK INTERNATIONAL LIMITED	22314
SCHEDULE II
          RESOLVED as a Special Resolution of SUTTON PARK INTERNATIONAL LIMITED that:
1.	Pursuant to section 197(1)(a) of the Companies Act Chapter 308 of the Laws of Barbados (the “Companies Act”), that the name of the Company is hereby changed from Sutton Park International Limited to MASS FINANCIAL CORP.

2.	Pursuant to section 197(1)(d) of the Companies Act, Item 2 of the Articles of Continuance be amended to provide for new classes of shares designated as Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series and to provide for the rights, privileges and restrictions of the Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series.

3.	Pursuant to section 197(1)(k) of the Companies Act, that item 4 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:
“There shall be a minimum of 1 director and a maximum of 20 directors”
4.	Pursuant to section 197(1)(m) of the Companies Act, that item 6 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:

“Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited in Barbados”

5.	any one Officer or Director of the Company be authorised and directed to deliver Articles of Amendment, in duplicate, in the prescribed form to the Registry of Corporate Affairs & Intellectual Property on behalf of the

Company and to sign and execute all documents and do all things necessary in connection with the foregoing resolutions; and

6.	the Board of Directors of the Company be authorised to revoke this Special Resolution without approval of the Shareholders of the Company at any time before it is acted upon.
          I, David Csumrik, a Director of Sutton Park International Limited do certify that the above is a true and correct copy of a special resolution of the Shareholder duly adopted by the Company on the 22nd day of December, 2005 and that such resolution is in full force and effect.
Dated this 27th day of December, 2005

David G. Csumrik
Director

EXHIBIT 2
RESTRUCTURING AGREEMENT
THIS AGREEMENT is made as of the 29 day of December, 2005
BETWEEN:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a corporation continued under the laws of British Columbia, Canada
(“KHD”)
AND:
MASS FINANCIAL CORP., a company continued under the laws of Barbados
(“MFC”)
WHEREAS:
A. KHD’s business consists of two segments: (i) an industrial and engineering services business segment (the “Industrial and Engineering Services Business”), and (ii) a financial services business segment (the “Financial Services Business”);
B. KHD wishes to realign its business to focus on the expansion of the Industrial and Engineering Services Business and to pursue an active acquisition program to acquire other companies that will compliment such operations;
C. As part of KHD’s realignment of its business, KHD wishes to distribute the Financial Services Business, which includes commodities trading and merchant banking, to its shareholders by way of a dividend in kind consisting of all the Class A common shares of MFC;
D. As part of the proposed distribution of the Financial Services Business, KHD wishes to transfer to MFC its interests in certain subsidiaries, which are involved or related to the Financial Services Business and not complimentary to the Industrial and Engineering Services Business and MFC wishes to transfer to KHD its interests in certain subsidiaries, which are complimentary to the Industrial and Engineering Services Business;
E. Each of the boards of directors of KHD and MFC has determined that the proposed distribution is expected to enhance the success of both KHD and MFC and is expected thereby to maximize shareholder value over the long-term for each company by enabling each company to continue to pursue its own focused strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each of KHD and MFC separately in comparison to companies within their respective industries; and
F. KHD and MFC have agreed to enter into this Agreement setting out the terms and conditions on which the restructuring and distribution will be carried out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions

In this Agreement, unless the subject matter or context is inconsistent therewith:
(a)	“Act” means the Business Corporations Act (British Columbia), as now enacted or as the same may be amended;

(b)	“Agreement”, “hereof”, “herein”, “hereunder” and similar expressions means this Agreement, including Schedules A, B and C, and not any particular article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

(c)	“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(d)	“Confidential Information” has the meaning ascribed thereto in Section 4.8 of this Agreement;

(e)	“Disclosing Party” has the meaning ascribed thereto in Section 4.8 of this Agreement;

(f)	“Distribution Date” means the date on which the KHD Distribution is effected;

(g)	“Distribution Record Date” has the meaning ascribed thereto in Section 2.1(b)(iv) of this Agreement;

(h)	“Exemption Order” has the meaning ascribed thereto in Section 2.1(a) of this Agreement;

(i)	“Financial Services Business” has the meaning ascribed thereto in Recital A of this Agreement;

(j)	“Industrial and Engineering Services Business” has the meaning ascribed thereto in Recital A of this Agreement;

(k)	“Intended Purposes” has the meaning ascribed thereto in Section 4.8 of this Agreement;

(l)	“KHD Distribution” has the meaning ascribed thereto in Section 2.1(b)(v) of this Agreement;

(m)	“KHD Financial Instruments” includes all credit facilities, guaranties, commercial paper, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Industrial and Engineering Services Business under which MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) has any primary, secondary, contingent, joint, several or other Liability after the Distribution Record Date;

(n)	“KHD Shareholders” means at any time the holders at that time of KHD Shares;

(o)	“KHD Shares” means the common shares in the capital of KHD;

(p)	“KHD Transfers” means the share transfers by KHD and its subsidiaries, if applicable, to MFC as set out in Schedule A for the consideration as set out in Section 2.1(b) of this Agreement;

(q)	“Liability or Liabilities” includes all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet;

(r)	“MFC Financial Instruments” includes all credit facilities, guaranties, commercial paper, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Financial Services Business under which KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) has any primary, secondary, contingent, joint, several or other Liability after the Distribution Record Date;

(s)	“MFC Shareholders” means at any time the holders at that time of MFC Shares;

(t)	“MFC Shares” means the Class A common shares in the capital of MFC;

(u)	“MFC Split” has the meaning ascribed thereto in Section 2.1(b)(iv) of this Agreement;

(v)	“MFC Transfers” means the share transfers by MFC to KHD as set out in Schedule B for the consideration as set out in Section 2.1(b) of this Agreement;

(w)	“Restructuring” means the transactions set out Section 2.1 of this Agreement;

(x)	“Rule 12g3-2(b) Exemption” means the exemption granted by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Securities and Exchange Act of 1934;

(y)	“Securities Act” means the Securities Act (British Columbia), as now enacted or as the same may be amended;

(z)	“Securities Legislation” means the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, and such other provincial, state or territorial securities legislation as may be applicable, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes;

(aa)	“Share Exchange Agreement” means the share exchange agreement dated December 29, 2005 between KHD and MFC;

(bb)	“Tax Act” means the Income Tax Act (Canada), as now enacted or as the same may be amended; and

(cc)	“Termination Date” means 11:59 p.m., Pacific Standard Time, on March 31, 2006.
1.2	Subsidiaries

When reference is made in this Agreement to subsidiaries of any entity, the word “subsidiary” means any corporation of which outstanding voting securities carrying more than 50 percent of the votes for the election of directors are, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest is, directly or indirectly, owned by such entity.

1.3	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5	Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.6	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject mater hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

ARTICLE 2
THE RESTRUCTURING
2.1	The Restructuring
(a)	As soon as reasonably practicable, KHD and MFC shall apply to the United States Securities and Exchange Commission for the Rule 12g3-2(b) Exemption and apply to all relevant Canadian securities commissions for a discretionary exemption order (the “Exemption Order”) in connection with the KHD Distribution.

(b)	Subject to the issuance of the Rule 12g3-2(b) Exemption and the Exemption Order and prior to the Termination Date:
(i)	KHD will complete and, if applicable, cause its subsidiaries to complete, the KHD Transfers in consideration of the issuance by MFC of one (1) common share of MFC to KHD and the completion of the MFC Transfers;

(ii)	MFC will complete the MFC Transfers in consideration of the KHD Transfers;

(iii)	upon the completion of the KHD Transfers and the MFC Transfers, KHD and MFC will complete the transaction set out in the Share Exchange Agreement;

(iv)	upon the completion of the Share Exchange Agreement, MFC will divide the issued and outstanding MFC Shares by a factor to be determined jointly by MFC and KHD so that the number of issued and outstanding MFC Shares is equal to the number of issued and outstanding KHD Shares (the “MFC Split”) on the record date set by KHD to distribute all of the MFC Shares held by KHD as part of the KHD Distribution (the “Distribution Record Date”);

(v)	upon the completion of the MFC Split, KHD will declare a dividend payable to KHD Shareholders by distribution of the post-split MFC Shares KHD received under the Share Exchange Agreement pursuant to which holders of one KHD Share will receive one MFC Share (the “KHD Distribution”); and KHD Shareholders will not be required to pay for the MFC Shares received in the KHD Distribution or to surrender or exchange KHD Shares in order to receive MFC Shares or to take any other action in connection the KHD Distribution;

(vi)	MFC will use all reasonable commercial efforts to apply to have the MFC Shares listed and traded on the Cayman Islands Stock Exchange or other exchange or market acceptable to the applicable regulatory authorities; and

(vii)	KHD will prepare an information statement that will contain information substantially similar to that information which would be made available to shareholders in a proxy or information statement complying with Schedule

14A or 14C of the United States Securities Exchange Act of 1934, describing the Distribution and MFC, to be sent to KHD Shareholders.
2.2	Transfers and Conveyancing Agreements
(a)	In connection with the KHD Transfers and the MFC Transfers, each of KHD and MFC herewith assigns the shares being transferred, as set out in this Agreement, to the other party who accepts the assignment. For reasons of precaution, each of KHD and MFC herewith assigns in accordance with Sec. 398,410 German Civil Code to the other party, who accepts such assignment, all of the membership rights pertaining to the shares being transferred, as set out in this Agreement. Where shares exist in physical form (“Physical Shares”), such Physical Shares shall be physically delivered to the other party. Where shares are entered into an electronic system (e.g. where shares are booked in security deposits of banks), each of KHD and MFC herewith assigns to the other party, who accepts such assignment, each and any of its claims for return of the shares against both the bank and Clearstream. If applicable, each of KHD and MFC herewith irrevocably instructs the depositary bank to transfer the shares being transferred, as set out in this Agreement, to the other party’s account and to instruct Clearstream to hold constructive possession of the shares for the other party’s bank.

(b)	In connection with the KHD Transfers and the MFC Transfers, KHD and MFC shall execute, or cause to be executed by the appropriate entities, such transfer and conveyancing instruments, notarized deeds, bank directions and other documents, in such forms as shall be reasonably acceptable to KHD and MFC to effect the KHD Transfers and the MFC Transfers.
2.3	Transfers Not Effected Prior to the Distribution; Transfers Deemed Effective as of the Distribution Date

To the extent that the any of the KHD Transfers or the MFC Transfers have not been consummated on or prior to the Distribution Date, the parties shall cooperate and use reasonable best efforts to effect the transfer of such shares as promptly following the Distribution Date as shall be practicable. Nothing herein shall be deemed to require the transfer of any of shares contemplated by the KHD Transfers or the MFC Transfers which by their terms or operation of law cannot be transferred until such time as all legal impediments to such transfer have been removed; provided, however, that KHD and MFC shall, and shall cause their respective subsidiaries to, use its reasonable best efforts to obtain any necessary consents or approvals for the completion of the KHD Transfers and the MFC Transfers. In the event that any of the KHD Transfers or the MFC Transfers have not been consummated, effective on or before the Distribution Date, the party retaining the shares subject to such transfer shall thereafter hold such shares in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and take such other action as may be reasonably requested by the party to which such shares are to be transferred, in order to place such party, insofar as reasonably practicable, in substantially the same position as would have existed had such shares been transferred as contemplated hereby. As and when any such shares becomes transferable, such transfer automatically and without any further action shall be effected forthwith. Subject to the foregoing, the parties agree that, as of the Distribution Date (or such earlier time as any such shares may have been transferred or indebtedness assumed), each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of such shares, together with all rights, powers and privileges incident thereto, which such party is entitled to acquire pursuant to the terms of this Agreement.

2.4	Guarantee Obligations and Liens Relating to MFC
(a)	KHD and MFC shall cooperate and use their respective reasonable best efforts to:
(i)	cause MFC, or one of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) to be substituted in all respects for KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, all obligations of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) under any Liabilities of MFC for which such may be liable, as guarantor, original tenant, primary obligor or otherwise; and

(ii)	cause assets of MFC to be substituted in all respects for any assets of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, any liens or encumbrances on any assets of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) which are securing any Liabilities of MFC.
(b)	If such a termination or substitution is not effected by the Distribution Date, MFC shall indemnify and hold harmless KHD and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) for any loss arising from or relating thereto.
2.5	Guarantee Obligations and Liens Relating to KHD
(a)	KHD and MFC shall cooperate and use their respective reasonable best efforts to:
(i)	cause KHD, or one of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) to be substituted in all respects for MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, all obligations of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) under any Liabilities of KHD for which such may be liable, as guarantor, original tenant, primary obligor or otherwise; and

(ii)	cause assets of KHD to be substituted in all respects for any assets of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, any liens or encumbrances on any assets of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) which are securing any Liabilities of KHD.
(b)	If such a termination or substitution is not effected by the Distribution Date, KHD shall indemnify and hold harmless MFC and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) for any loss arising from or relating thereto.

2.6	Guarantee Obligations and Liens of MFC and KHD following the Distribution

Notwithstanding any provision to the contrary, MFC and KHD agree that all current obligations under any Liabilities of each party and their respective subsidiaries for which such may be liable, as guarantor, original tenant, primary obligor or otherwise (collectively, the “Guarantees”), that are not terminated or otherwise extinguished prior to the Distribution Date shall continue to be in force for a reasonable period of time following the Distribution Date and both parties and their respective subsidiaries shall issue such Guarantees as are reasonably required for a reasonable period of time following the Distribution Date.

2.7	Financial Instruments
(a)	MFC will, at its expense, take or cause to be taken all actions, and enter into (or cause the subsidiaries of MFC to enter into) such agreements and arrangements, as shall be reasonably necessary to effect the release of and substitution for each member of KHD and/or its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of MFC Financial Instruments to the extent related to the Financial Services Business (it being understood that all such Liabilities in respect of MFC Financial Instruments are Liabilities of MFC).

(b)	KHD will, at its expense, take or cause to be taken all actions, and enter into (or cause its subsidiaries to enter into) such agreements and arrangements, as shall be necessary to effect the release of and substitution for MFC and its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of KHD Financial Instruments to the extent related to the Industrial and Engineering Services Business (it being understood that all such Liabilities in respect of KHD Financial Instruments are Liabilities of KHD).

(c)	The parties’ obligations under this Section 2.7 will continue to be applicable to all MFC Financial Instruments and KHD Financial Instruments identified at any time by KHD or MFC, whether before, at or after the Distribution Date.
2.8	Intercompany Accounts
(a)	KHD and MFC shall agree on the amounts of all intercompany accounts that existed among KHD and MFC, and their respective subsidiaries, as at December 31, 2005 (or at such other applicable date) (the “Intercompany Accounts”).

(b)	KHD and MFC may adjust the Intercompany Accounts provided that such adjustment does not give rise to any tax cost or liabilities on the part of KHD, MFC or any of their respective subsidiaries. KHD and MFC may settle any Intercompany Accounts through the issuance of preferred shares.

2.9	Tax Adjustments

If the Minister of National Revenue or any other competent authority at any time questions or proposes to issue or issues any assessment or assessments that would impose or imposes any liability for tax of any nature or kind on any of the parties or on any other person in connection with the Restructuring or the KHD Distribution, then the parties shall do all such things and perform all such acts as may be necessary to minimize the liability for such assessment or assessments.

2.10	The Agent and Delivery of Shares to the Agent
(a)	Prior to the Distribution Date, MFC shall enter into an agreement with a transfer agent (the “Agent”) providing for, among other things, the distribution to the KHD Shareholders of the MFC Shares.

(b)	On or prior to the Distribution Date, KHD shall irrevocably authorize the book-entry transfer by the Agent of all of the outstanding MFC Shares to be distributed in connection with the KHD Distribution, immediately following which the Agent shall distribute by book-entry transfer all of the MFC Shares. After the Distribution Date, upon the request of the Agent, MFC shall provide all book-entry transfer authorizations that the Agent shall require in order to issue shares certificates to evidence the MFC Shares.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Mutual Representations and Warranties

Each party represents and warrants to the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b)	the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and it has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	it has duly executed and delivered this Agreement, and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not now and will not:

(i)	conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound; or

(ii)	violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.
ARTICLE 4
COVENANTS
4.1	Covenants of KHD
(a)	Subject to the issuance of the Rule 12g3-2(b) Exemption and Exemption Order, KHD will execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Restructuring in the order as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.3 of this Agreement, on or before the Termination Date.

(b)	Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.3 of this Agreement, KHD shall complete the Restructuring.

(c)	KHD will use all reasonable commercial efforts to procure the Rule 12g3-2(b) Exemption and the Exemption Order.
4.2	Covenants of MFC
(a)	Subject to the issuance of the Exemption Order, MFC will execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Restructuring in the order as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.2 of this Agreement, on or before the Termination Date.

(b)	Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.2 of this Agreement, MFC shall complete the Restructuring.

(c)	MFC will use all reasonable commercial efforts to procure the Rule 12g3-2(b) Exemption.
4.3	Mutual Covenants

Except as contemplated in this Agreement, each of KHD and MFC agrees, except with the prior written agreement of the other, that:

(a)	it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Restructuring;

(b)	to co-operate with the other in good faith in order to ensure the timely completion of the Restructuring;

(c)	to use all reasonable commercial efforts to co-operate with each other in connection with the performance by the other of its obligations under this section;

(d)	prior to the KHD Distribution, it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Restructuring or which would render inaccurate any of its representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date; and

(e)	it will not take or fail to take any action within its control which would result in a condition precedent to the Restructuring not being satisfied.
4.4	Co-operation, Consents and Approvals

Each party will, and will cause its subsidiaries to, co-operate and use their respective reasonable commercial efforts to obtain all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated by the Restructuring and the KHD Distribution. Each party will vigorously defend or cause to be defended any lawsuits or other legal proceedings brought against it or any of its subsidiaries challenging this Agreement or the completion of the Restructuring or the KHD Distribution. Neither party will settle or compromise any claim brought by their respective present, former or purported holders of any of their securities in connection with the transactions contemplated by this Agreement prior to the KHD Distribution without the prior written consent of the other, such consent not to be unreasonably withheld.

4.5	Public Announcements

No news release or other public announcement concerning the proposed transactions contemplated by this Agreement will be made by any party hereto without the prior consent of the other, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any Securities Legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure will use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

4.6	Material Changes

Each party will advise the other party orally and in writing of any material change with respect to it or its subsidiaries on a consolidated basis (and for this purpose, MFC and its subsidiaries shall not be considered subsidiaries of KHD at any time) promptly after it has occurred and will promptly send to the other a copy of any press release or material change report filed by it with securities regulatory authorities.

4.7	Notification

Each party will promptly notify the other if any of the representations and warranties made by it in this Agreement ceases to be true, accurate and complete in any material respect and of any failure to comply in any material respect with any of its obligations hereunder.

4.8	Confidential Information

Each of the parties confirms and acknowledges that it has been provided, in connection with the review of the proposed transactions among them and the preparation of materials required to implement those transactions which have culminated in the parties entering into this Agreement (the “Intended Purposes”), certain confidential information concerning the affairs of the disclosing party (the “Disclosing Party”) in written, electronic, spoken or other form in presentations, discussions, tours or other means including direct disclosure and disclosure by way of authorized agents, representatives and consultants (which disclosed information together with all third party reports to any party based in whole or in part on such disclosed information is herein referred to as the “Confidential Information”). Each party acknowledges that the Confidential Information is the property of the Disclosing Party, is confidential and material to the interests, business and affairs of the Disclosing Party and includes information that has not been generally disclosed to the public and that disclosure thereof, other than as contemplated herein, would cause irreparable harm to the Disclosing Party and its shareholders. Accordingly, each party will maintain the confidentiality of the Confidential Information and will not disclose the Confidential Information to any person except as part of the Intended Purposes or except as required by applicable law or legal process, in which latter case such party shall provide the Disclosing Party with prompt notice of such requirement to allow the Disclosing Party to seek an appropriate protective order or other remedy. Each of the parties acknowledges and agrees that any Disclosing Party and its shareholders would be irreparably damaged and that compensation by damages alone would be insufficient if any provision of this Section 4.8 is not performed by any of the other parties in accordance with its terms. Accordingly, the Disclosing Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.8 and may specifically enforce such provisions by an action instituted in a court having jurisdiction and the party in breach of such provisions will be deemed to have waived defences to such an action. These specific remedies are in addition to any other remedy to which a Disclosing Party may be entitled at law or in equity.

4.9	Provision of Corporate Records
(a)	Prior to or as promptly as practicable after the Distribution Date, KHD shall deliver or make available to MFC all corporate books and records of MFC and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in its possession and complete and accurate copies of all relevant portions of all corporate books and records relating directly and primarily to the Financial Services Business. KHD and its subsidiaries may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of MFC.

(b)	Prior to or as promptly as practicable after the Distribution Date, MFC shall deliver or make available to KHD, all corporate books and records of KHD and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in its possession and complete and accurate copies of all relevant portions of all corporate books and records relating directly and primarily to the Industrial and Engineering Services Business. MFC may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of KHD.
4.10	Access to Information

From and after the Distribution Date, each of KHD and MFC shall afford to the other and to the other’s representatives reasonable access and duplicating rights during normal business hours to all information within the possession or control of such party relating to the other party’s business as it existed prior to the KHD Distribution or relating to or arising in connection with the relationship between the parties on or prior to the Distribution Date, insofar as such access is reasonably required for a reasonable purpose. Without limiting the foregoing, information may be requested under this Section 4.10 for audit, accounting, regulatory, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

4.11	Production of Witnesses

After the Distribution Date, each of KHD and MFC shall, and shall cause each member of its respective business to make available to the other party. upon reasonable prior written request, such party’s directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such person may reasonably be required in connection with any litigation, administrative or other proceedings in which the requesting party may from time to time be involved and relating to other party’s business as it existed prior to the KHD Distribution or relating to or in connection with the relationship between the parties on or prior to the Distribution Date.

4.12	Retention of Records

Except as otherwise agreed in writing, each of KHD and MFC shall, and shall cause its respective subsidiaries, retain all information in such party’s possession or under its control, relating directly and primarily to other party’s business as it existed prior to the KHD Distribution as required by law.

4.13	Cooperation with Respect to Government Reports and Filings

KHD, on behalf of itself and each of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), agrees to provide MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), and MFC, on behalf of itself and each of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), agrees to provide KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), with such cooperation and information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting any other government proceeding relating to the businesses or each party as such existed prior to the KHD Distribution or relating to or in connection with the relationship between the parties on or prior to the Distribution Date. Such cooperation and information shall include promptly forwarding copies of appropriate notices, forms and other communications received from or sent to any government authority. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or information provided hereunder.
ARTICLE 5
CONDITIONS
5.1	Mutual Conditions Precedent

The obligations of each of the parties to this Agreement to complete the Restructuring are subject to the fulfilment or mutual waiver by each of KHD and MFC of each of the following conditions:
(a)	the Rule 12g3-2(b) Exemption shall have been granted in form and substance satisfactory to each of KHD and MFC;

(b)	the Exemption Order shall have been obtained in form and substance satisfactory to each of KHD and MFC;

(c)	the Restructuring and this Agreement shall have been approved by the respective board of directors of each of the parties;

(d)	there shall not have occurred any actual or threatened (including any proposal by the Minister of Finance (Canada)) change or amendment to the Tax Act or regulations thereunder or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Restructuring including, without limitation, the KHD Distribution;

(e)	all requisite stock exchange approvals, all requisite domestic and foreign regulatory approvals and consents, and rulings or orders from the securities regulatory authorities providing that all trades relating to the KHD Transfers and the MFC Transfers are exempt from prospectus and registration requirements, shall each have been obtained on terms and conditions satisfactory to KHD and MFC, acting reasonably;

(f)	no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Restructuring or the transactions contemplated thereby;

(g)	there shall not exist any prohibition at law against the completion of the Restructuring; and

(h)	this Agreement shall not have been terminated pursuant to the provisions hereof.
5.2	Additional Conditions Precedent to the Obligations of MFC

The obligations of MFC to complete the Restructuring will also be subject to the following conditions, each of which is for MFC’s exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:
(a)	KHD shall have performed each covenant or obligation to be performed by it hereunder in favour of MFC;

(b)	the representations and warranties of KHD set out in this Agreement shall be true and correct on and as of the date of the KHD Distribution as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c)	any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of KHD or MFC and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to MFC, acting reasonably;

(d)	no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgement of MFC, acting reasonably in the circumstances, if the Restructuring was consummated would materially and adversely affect MFC and its subsidiaries; and

(e)	KHD and its subsidiaries shall have co-operated in taking all steps required to meet regulatory requirements, provided that such steps would not have adverse consequences to the holders of MFC Shares or to MFC or any of its subsidiaries if the Restructuring were not completed.
5.3	Additional Conditions Precedent to the Obligations of KHD

The obligations of KHD to complete the Restructuring will also be subject to the following conditions, each of which is for KHD’s exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a)	MFC shall have performed each covenant or obligation to be performed by it hereunder in favour of KHD;

(b)	the representations and warranties of MFC set out in this Agreement shall be true and correct on and as of the date of the KHD Distribution as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c)	MFC’s registrar and transfer agent has received valid and irrevocable instructions to distribute by book-entry transfer, all of the MFC Shares to the holders of KHD Shares;

(d)	any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of KHD or MFC and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to KHD, acting reasonably;

(e)	no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgement of KHD, acting reasonably in the circumstances, if the Restructuring was consummated would materially and adversely affect KHD and its subsidiaries; and

(f)	from and after the date of this Agreement, there shall not have occurred or arisen (or there shall have been generally disclosed or discovered, if not previously disclosed in writing to and acknowledged by KHD), any change or fact (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of MFC and any of its subsidiaries considered on a consolidated basis which, in the sole judgement of KHD, acting reasonably in the circumstances, has or may have a material adverse effect either on the value of MFC and its subsidiaries considered on a consolidated basis.
5.4	Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released when the Restructuring and Distribution are complete.

ARTICLE 6
TERMINATION AND AMENDMENT
6.1	Termination

This Agreement may be terminated at any time prior to the date of the KHD Distribution:
(a)	by agreement in writing executed by KHD and MFC;

(b)	by MFC at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.2 have not been satisfied or waived; or

(c)	by KHD at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.3 have not been satisfied or waived.
6.2	Effect of Termination

In the event of any termination of this Agreement, the provisions hereof will become void and no party will have any liability to any other party in respect of this Agreement, except in respect of any breach of this Agreement which occurred on or before the Termination Date.

6.3	Amendment

Subject as hereinafter provided, this Agreement may, at any time and from time to time, but not later than the date of the KHD Distribution, be amended by written agreement of KHD and MFC (or, in the case of a waiver, by written instrument of the party giving the waiver) without, subject to applicable law, notice to or authorization on the part of the shareholders of KHD or MFC. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.
Notwithstanding the foregoing, the terms of this Agreement shall not be amended in a manner prejudicial to KHD or MFC without the approval of KHD or MFC, as the case may be.

ARTICLE 7
GENERAL PROVISIONS
7.1	Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:
(a)	if to KHD:
Unit 803, 8/F, Dina House, Ruttonjee Centre
11 Duddell Street, Central
Hong Kong
Attention: Michael J. Smith
Fax: 852.2537.3689
(b)	if to MFC:
Palm Court
28 Pine Road
Belleville, St. Michael
Barbados
Attention: Michael J. Smith
Fax: 246.429.5143
The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).

7.2	Survival of Representations and Warranties

The respective representations, warranties and covenants of KHD and MFC contained herein shall expire with, and be terminated and extinguished upon, completion of the Restructuring except for the provisions of Section 4.8 which shall survive as continuing covenants following the completion of the Restructuring.

7.3	Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.4	Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Neither this Agreement nor any of the rights hereunder or under the Restructuring shall be assigned by any of the parties hereto without the prior written consent of the other party hereto.

7.5	Time of Essence

Time shall be of the essence of this Agreement.

7.6	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.7	Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

7.8	Bulk Transfer Laws

Each of KHD and MFC hereby waive compliance, on their own behalf and on behalf of each of their respective subsidiaries, with the requirements and provisions of the “bulk-sale” or “bulk-transfer” laws of any jurisdiction.
IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per:

Authorized Signatory

MASS FINANCIAL CORP.

Per:

Authorized Signatory

SCHEDULE A
TRANSFERS FROM KHD AND SUBSIDIARIES TO MFC
In the event of a good faith error or omission as to the number of shares to be transferred from KHD to MFC, the parties to the Restructuring Agreement have agreed to use their best efforts to rectify such error or omission with the issuance of additional shares of preferred stock.

	Corporate Jurisdiction	Number and Class of Shares
Name of Company	of the Company	to be Transferred from
to be Transferred	to be Transferred	KHD to MFC
Cathay Merchant Group, Inc.	U.S.A.	1,486,100 common shares

CVD Financial Corporation	British Virgin Islands	2,611,881 common shares 1,467,150 preferred shares

DTA Holding AG (In Liquidation)	Germany	all shares held by KHD

Ellsway Holdings Limited	Canada	10,097,441 common shares

10,097,342 preferred shares

Lasernet Limited	Liberia	266,797 shares

MFC Bancorp Ltd. (formerly Ballinger Holding Corporation)	Canada	1 common share

New Image Investment Company Limited	U.S.A	7,640,960 common shares

Newfoundland and Labrador Corporation Limited	Canada	all shares held by KHD

Trimble Resources Corporation	Turks and Caicos Islands	all shares held by KHD

SCHEDULE B
TRANSFERS FROM MFC TO KHD
In the event of a good faith error or omission as to the number of shares to be transferred from MFC to KHD, the parties to the Restructuring Agreement have agreed to use their best efforts to rectify such error or omission with the issuance of additional shares of preferred stock.

	Corporate Jurisdiction	Number and Class of Shares
Name of Company	of the Company	to be Transferred from
to be Transferred	to be Transferred	MFC to KHD
MFC Industrial Holdings AG	Germany	6,015,985 common shares

Sasamat Capital Corporation	Canada	2,671,767 common shares

Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	China	70% of MFC’s Holdings

EXHIBIT 3
SHARE EXCHANGE AGREEMENT
THIS AGREEMENT made December 29, 2005
BETWEEN:

MASS FINANCIAL CORP., a company incorporated
under the laws of Barbados

(the “Company”)
AND:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD,
a corporation continued under the laws of British Columbia

(the “Shareholder”)
WHEREAS:
A.	The authorized capital of the Company consists of an unlimited number of shares of one class designated as common shares (the “Common Shares”);

B.	There are two (2) Common Shares in the capital of the Company issued to the Shareholder; and

C.	The Company and the Shareholder wish to reorganize the capital of the Company under the provisions of the Companies Act (Barbados) and the Income Tax Act (Canada);
NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:
1.	Amendment to Articles
The parties agree to take all necessary steps to:
(a)	increase the authorized capital of the Company by creating a series of a new class of preferred shares without par value (the “Series A Preferred Shares”) with special rights and restrictions substantially similar to the special rights and restrictions set out in Schedule A of this Agreement and by creating a new class of common shares without par value (the “New Common Shares”); and

(b)	exchange the two (2) Common Shares held by the Shareholder for one (1) Series A Preferred Share and one (1) New Common Share (the “Exchange”).

2.	Estimated Value of Shares

2.1	The Company will:
(a)	determine the best estimate of the fair market value of the issued Common Shares immediately prior to the Exchange (the “Estimated Value of the Common Shares”), such determination to be made in consultation with an independent valuator, having regard to the principles of business valuation as endorsed by the Association of Business Valuators, within 90 days of the Exchange; and

(b)	set the initial redemption amount of the Series A Preferred Shares equal to the Estimated Value of the Common Shares less $100.
2.2	The Company may from time to time amend the Estimated Value of the Common Shares based on the results of appraisals and other information subsequently made available provided, however, that subject to paragraph 3, any determination of value by such independent valuator will be final and binding on the Company and the Shareholder.

2.3	The New Common Shares issued by the Company to KHD on the Exchange will have a nominal fair market value of $100.

3.	Adjustment
If:
(a)	the Minister of National Revenue or any other competent authority at any time questions or proposes to issue or issues any assessment or assessments that would impose or imposes any liability for tax of any nature or kind on any of the parties or on any other person on the basis that the fair market value of the issued Common Shares immediately prior to the Exchange is greater or less than the Estimated Value of the Common Shares; and

(b)	the Company and the Shareholder agree or a competent tribunal finally adjudges that the fair market value of the issued Common Shares immediately prior to the Exchange is a greater or lesser amount (the “Adjusted Value of the Common Shares”) than the Estimated Value of the Common Shares;
then
(c)	the initial redemption amount in respect of each Series A Preferred Share in the capital of the Company, as that term is defined by reference to the articles of the Company and this Agreement, will be determined by reference to the Adjusted Value of the Common Shares to the exclusion of the Estimated Value of the Common Shares; and

(d)	the Company and the Shareholder will do all such things and perform all such acts as may be necessary to revise the initial redemption amount accordingly.

4.	Agreement to Vote
The Shareholder agrees that it will vote its shares so as to enable the Company to alter its articles in the manner set out in this Agreement.
5.	Subsequent Shareholders
The Company agrees that in the event any person subscribes for Series A Preferred Shares in the capital of the Company at any time in the future, the Company will cause such person to agree in writing to be bound by the terms and conditions of paragraph 3 of this Agreement and to consent to and do any and all acts or things which may be necessary to give effect to the terms thereof.
6.	Notices
All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:
(a)	if to the Shareholder:

Unit 803, 8/F, Dina House, Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Attention: Michael J. Smith
Fax: 852.2537.3689
(b)	if to the Company:

Palm Court
28 Pine Road
Belleville, St. Michael
Barbados

Attention: Michael J. Smith
Fax: 246.429.5143
The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next business day).
7.	Applicable Law
This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

8.	Currency
All sums of money which are referred to in this Agreement are expressed in lawful money of the United States of America unless otherwise stated.
9.	Binding Effect and Assignment
This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party hereto.
10.	Time of Essence
Time shall be of the essence of this Agreement.
11.	Counterparts
This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
12.	Further Assurances
Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.
IN WITNESS THEREOF the parties have entered into this Agreement as of the date and year first above written.

MASS FINANCIAL CORP.

Per:

Authorized Signatory

KHD HUMBOLDT WEDAG INTERNATIONAL LTD

Per:

Authorized Signatory

SCHEDULE A
SPECIAL RIGHTS AND RESTRICTIONS
ATTACHED TO SERIES A PREFERRED SHARES
The Series A Preferred Shares shall have attached to them the following special rights and restrictions:
1.	DEFINITIONS
For the purposes of this Schedule, the following terms shall have the following meanings:
1.1	“Common Shareholders” means the registered holders of the Old Common Shares or the New Common Shares, as applicable;

1.2	“Company” means Mass Financial Corp.;

1.3	“Constating Documents” means the Articles of Continuance, as amended;

1.4	“Cumulative Redemption Amount” in respect of a Preferred Share means the aggregate of the Redemption Amount plus the amount of any dividends payable on the Preferred Share under section 6.8 of this Schedule;

1.5	“Initial Redemption Amount” in respect of a Preferred Share means the amount equal to the quotient contained by dividing (i) the fair market value of the Old Common Shares, at the time the Old Common Shares were exchanged for the Preferred Shares and the New Common Shares, less $100, by (ii) the number of Preferred Shares issued at the time the Old Common Shares were exchanged for the Preferred Shares and the New Common Shares;

1.6	“New Common Shares” means the class of common shares authorized by the Constating Documents, which, together with the Preferred Shares, were issued in exchange for the Old Common Shares;

1.7	“Old Common Shares” means the class of common shares authorized by the Constating Documents, which were issued by the Company and outstanding as of December 1, 2005 and which were exchanged for the Preferred Shares and the New Common Shares;

1.8	“Preferred Shareholders” means the registered holders of the Preferred Shares;

1.9	“Preferred Shares” means the class of Series A preferred shares issued by the Company, together with the New Common Shares, in exchange for the Old Common Shares;

1.10	“Redemption Amount” means the redemption amount of each Preferred Share as calculated in accordance with section 5.4 of this Schedule;

1.11	“Redemption” means the repurchase by the Company, at the direction of the Company, of all or any of the then outstanding and issued Preferred Shares from time to time as provided for by section 5 of this Schedule;

1.12	“Redemption Notice” has the meaning set out in section 5.1 of this Schedule;

1.13	“Redemption Priority Special Dividend” has the meaning set out in section 5.5(a) of this Schedule;

1.14	“Retraction” means the repurchase by the Company, at the direction of a Preferred Shareholder, of all or any of the then outstanding and issued Preferred Shares held by such Preferred Shareholder from time to time as provided for by section 6 of this Schedule;

1.15	“Retraction Notice” has the meaning set out in section 6.1 of this Schedule;

1.16	“Retraction Priority Special Dividend” has the meaning set out in section 6.4(a) of this Schedule;

1.17	“Sale Priority Special Dividend” has the meaning set out in section 7.1(a) of this Schedule; and

1.18	“Surplus Entitlement” has the meaning set out in the Regulation 5905(10) to the Income Tax Act, 1985 R.S.C. c. 1 (5th Supplement) (as amended).

2.	RANKING OF PREFERRED SHARES

2.1	In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the Preferred Shareholders shall be entitled to receive in respect of each Preferred Share, in preference and priority over the New Common Shares, an amount equal to the Cumulative Redemption Amount and no more.

2.2	No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Preferred Shares without the prior approval of all of the Preferred Shareholders given in accordance with applicable law by resolution passed by not less than a majority of the votes cast on such resolution by the Preferred Shareholders represented in person or proxy at a meeting of the Preferred Shareholders duly called and held at which at least 10% of the outstanding and issued Preferred Shares at that time are present or represented by proxy.

3.	NO VOTING

3.1	The Preferred Shareholders are not entitled to receive notice of, to attend or to vote at any meeting of the Common Shareholders of the Company.

4.	DIVIDENDS

4.1	Subject to the Constating Documents, as amended, the Company’s by-laws and any applicable restrictions imposed by law, the Preferred Shares shall be entitled to dividends as provided for in this Schedule.

4.2	No dividends shall at any time be declared or paid or set apart for payment on the New Commons Shares if:
(a)	the payment of such dividend would reduce the value of the net assets of the Company to less than the aggregate Cumulative Redemption Amount of all of the issued and outstanding Preferred Shares from time to time;

(b)	the Company is in arrears on any outstanding Cumulative Redemption Amount for any Redemption or Retraction of any of its issued Preferred Shares;

(c)	the Company is in arrears on any outstanding Redemption Priority Special Dividend, Retraction Priority Special Dividend, or Sale Priority Special Dividend; or

(d)	the Company is in default of the obligations imposed under section 6 of this Schedule.
5.	REDEMPTION

5.1	Subject to the Constating Documents, as amended, the Company’s by-laws and any applicable restrictions imposed by law, the Company may, at its option and at any time, redeem all or any number of the outstanding and issued Preferred Shares on payment of the Redemption Amount for each Preferred Share to be redeemed; provided, however, that not less than 21 days’ notice in writing (the “Redemption Notice”) of such Redemption is given to the Preferred Shareholders specifying a date and place or places of Redemption unless the Preferred Shareholders waive the notice required to be given under this section, whether given before or after the Redemption, which waiver will be deemed to cure any default in giving such notice. If notice of any Redemption is given by the Company and an amount sufficient to redeem the Preferred Shares subject to the Redemption Notice is deposited with any trust company or chartered bank as specified in any notice given, on or before the date fixed for Redemption, such Preferred Shareholders will thereafter have no rights against the Company in respect of such Preferred Shares except upon the surrender of certificates for such redeemed Preferred Shares to receive payment for them out of the monies so deposited.

5.2	If the Company does not redeem all of the outstanding and issued Preferred Shares, the Preferred Shares to be redeemed may be selected in such manner as the directors of the Company determine and need not be selected either in proportion to the number of Preferred Shares registered in the name of each Preferred Shareholder or from every or any particular Preferred Shareholder.

5.3	If the Company redeems only part of the Preferred Shares represented by any one Preferred Share certificate, then a new certificate representing the Preferred Shares that are not redeemed shall be issued at the expense of the Company.

5.4	The Redemption Amount shall be initially fixed as the Initial Redemption Amount. The Redemption Amount will be adjusted over time by reference to the following formula:
Redemption Amount =
Initial Redemption Amount X (1.04)(number of months Preferred Shares have been outstanding/12)
5.5	Upon receiving a Redemption Notice from the Company:
(a)	each Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Preferred Share, whether or not subject to the Redemption Notice, held by that Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the “Redemption Priority Special Dividend”); and

(b)	the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Redemption Priority Special Dividend to the Preferred Shareholder.
5.6	The notice deemed to have been given by each Preferred Shareholder in accordance with section 5.5(a) of this Schedule shall be deemed to be withdrawn after the Redemption set out in the Redemption Notice is completed.

5.7	For greater certainty, payment of the Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Preferred Share.

5.8	For greater certainty, the deemed notice and Redemption Priority Special Dividend referred to in section 5.5(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Preferred Share held immediately prior to a Redemption in accordance with section 5 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Preferred Share was, together with any New Common Share(s), exchanged.

6.	RETRACTION

6.1	Beginning in the fourth year after the date of issuance of the Preferred Shares, each Preferred Shareholder shall be able to cause a redemption of the Preferred Shares at the rate of up to 1/15 per year of the initial number of Preferred Shares issued to such Preferred Shareholder.

6.2	Subject to section 6.1 of this Schedule, the Company shall, upon receiving notice from a Preferred Shareholder (the “Retraction Notice”), redeem the number of Preferred Shares registered in the name of the Preferred Shareholder as stated in the Retraction Notice by paying to such Preferred Shareholder, for each Preferred Share to be redeemed, the

Redemption Amount; provided, however, that not less than 21 days’ notice in writing of such Retraction must be given to the Company by the Preferred Shareholder seeking to have its Preferred Shares redeemed, such notice to be delivered by mailing to the registered office of the Company a notice specifying the number of Preferred Shares to be redeemed and surrendering the relevant share certificates for cancellation unless the Company waives the notice required to be given under this section, whether given before or after the Retraction, which waiver will be deemed to cure any default in giving such notice.
6.3	Notwithstanding anything in this Schedule to the contrary, any Retraction of Preferred Shares by the Company upon receipt of a Retraction Notice from any Preferred Shareholder need not be made on a pro rata basis among every or any particular Preferred Shareholder.

6.4	Upon the Company receiving a Retraction Notice from a Preferred Shareholder:
(a)	each such Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Preferred Share, whether or not subject to the Retraction Notice, held by that Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the “Retraction Priority Special Dividend”); and

(b)	the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Retraction Priority Special Dividend to the Preferred Shareholder.
6.5	The notice deemed to have been given by each Preferred Shareholder in accordance with section 6.4(a) of this Schedule shall be deemed to be withdrawn after the Retraction set out in the Retraction Notice is completed.

6.6	For greater certainty, payment of the Retraction Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Preferred Share.

6.7	For greater certainty, the deemed notice and Retraction Priority Special Dividend referred to in section 6.4(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Preferred Share held immediately prior to a Retraction in accordance with section 6 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Preferred Share was, together with any New Common Share(s), exchanged.

6.8	If a Preferred Shareholder exercises the right of Retraction with respect to its Preferred Shares under section 6.1 of this Schedule and the Company does not redeem such Preferred Shares within 21 days after receiving the Retraction Notice, the Company shall pay to the Preferred Shareholder a dividend of 4% of the Redemption Amount for the Preferred Shares, subject to the Retraction Notice, for each 30 day period (on a pro-rata basis) during which such Preferred Shares are not redeemed.

7.	SALE OR TRANSFER OF PREFERRED SHARES

7.1	Upon the Company receiving notice of a proposed transfer or sale (the “Notice of Sale”) by a Preferred Shareholder:
(a)	each such Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Preferred Share, whether or not subject to such transfer or sale, held by that Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the “Sale Priority Special Dividend”); and

(b)	the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Sale Priority Special Dividend to the Preferred Shareholder.
7.2	The notice deemed to have been given by each Preferred Shareholder in accordance with section 7.1(a) of this Schedule shall be deemed to be withdrawn after the transfer or sale set out in the Notice of Sale is completed.

7.3	For greater certainty, payment of the Sale Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Preferred Share.

7.4	For greater certainty, the deemed notice and Sale Priority Special Dividend referred to in section 7.1(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Preferred Share held immediately prior to a Sale in accordance with section 7 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Preferred Share was, together with any New Common Share(s), exchanged.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
/s/ Michael J. Smith, President
Date: January 25, 2006